As filed with the Securities and Exchange Commission February 5, 2004                                                                                                                                                SEC File No.: 333-♦

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

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FORM F-3
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

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FORBES MEDI-TECH INC.

(Exact name of Registrant as specified in its charter)

Canada	N/A
(State or other jurisdiction incorporation or organization)	(I.R.S. Employer Identification Number)

200 – 750 West Pender Street
Vancouver, British Columbia, Canada V6C 2T8
(604) 689-5899

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

DL Services, Inc.
1420 Fifth Avenue, Suite 3400
Seattle, WA  98101
(206) 903-8800

(Name, address, including zip code, and telephone number, including area code, of agent for service)

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Copies to:

Kenneth Sam	Nancy Glaister
Dorsey & Whitney LLP 1420 Fifth Avenue, Suite 3400 Seattle, WA 98101 (206) 903-8800	Cawkell Brodie, Business Lawyers 1260 - 1188 West Georgia Street Vancouver, B.C. Canada V6E 4A2

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Approximate date of commencement of proposed sale to the public:  From time to time after the effective date of this registration statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  [  ]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box.  [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  [  ]   ___________________

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [X]   333-110910

If the delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  [  ]

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

	CALCULATION OF REGISTRATION FEE
Title of Shares to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(3)	Amount of Registration Fee
Common Shares (1)	7,133,750	US$5.04	US$35,954,100	US$4,555.39

(1)

Includes (i) 5,375,000 common shares to be issued upon the conversion of 5,375,000 Series A Convertible Preferred Shares and (ii) up to 1,758,750 common shares to be issued upon exercise of warrants.

(2)

The prospectus which forms part of this Registration Statement also covers 4,456,616 common shares, including (i) 3,001,294 common shares currently issued and outstanding and (ii) up to 1,455,322 common shares to be issued upon exercise of warrants, which were previously registered on Form F-3 (registration number 333-110910) which became effective December 24, 2003.  Pursuant to Rule 429 adopted under the Securities Act of 1933, this Registration Statement also constitutes Post-Effective Amendment No. 1 to Registration Statement No.  333-110910.

(3)

All shares registered pursuant to this registration statement are to be offered by selling security holders.

(4)

Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) based upon the average of the bid and asked prices of the registrant’s common shares on the Nasdaq National Market on February 4, 2004.

Pursuant to the provisions of Rule 429 under the Securities Act of 1933, the prospectus contained in this registration statement also relates to unsold common shares, consisting of (i) 3,001,294 common shares currently issued and outstanding; (ii) up to 1,455,322 common shares to be issued upon exercise of warrants, covered by the registration statement on Form F-3 (Registration No. 333-110910) of the Registrant which are being carried forward in connection with this registration statement.   In the event that any of such previously registered securities are offered prior to the effective date of this registration statement, the amount of such securities will not be included in any prospectus hereunder.  The amount of securities being registered pursuant to this registration statement, together with the remaining securities registered under Registration Statement No. 333-110910, represents the maximum amount of securities which are expected to be offered for sale under this registration statement.

Preliminary Prospectus

The information in this prospectus is not complete and may be changed.  Selling Security Holders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Dated February 5, 2004

Subject to Completion

11,590,366 Common Shares

Forbes Medi-Tech Inc.

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This prospectus relates to the resale by certain selling security holders named on pages 27-29, or their permitted successors or assigns, of up to 11,590,366 common shares including:

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3,001,294 common shares;

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5,375,000 common shares issuable upon conversion of Series A Convertible Preferred Shares; and

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up to 3,214,072 common shares that were or may be issued upon exercise of warrants.

We will not receive any proceeds from the resale of the common shares.  We agreed to pay all of the expenses incurred in connection with the registration of the resale of the common shares.

Our common shares trade on The Toronto Stock Exchange (TSX) under the symbol “FMI” and on the Nasdaq National Market (NASDAQ) under the symbol “FMTI.”  On February 4, 2004, the closing price of our common shares was Cdn$6.74 on the TSX and US$5.05 on NASDAQ.

The selling security holders may offer and sell the common shares on the TSX or the NASDAQ at prevailing market prices or in privately negotiated transactions at prices other than the market price.

Investing in the common shares involves risks that are described in the “Risk Factors” section beginning on page 10 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

The date of this prospectus is _________, 2004.

You should rely only on the information contained in this prospectus.  We have not authorized any other person to provide you with different information.  If anyone provides you with different or inconsistent information, you should not rely on it.  You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only.  Our business, financial condition, results of operations and prospects may have changed since that date.

We do not intend this document to be an offer or solicitation:

1.

if used in a jurisdiction in which such offer or solicitation is not authorized;

2.

if the person making such offer or solicitation is not qualified to do so; or

3.

if such offer or solicitation is made to anyone to whom it is unlawful to make such offer or solicitation.

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere or incorporated by reference in this prospectus.  This summary does not contain all of the information that may be important to you.  You should read this entire prospectus and the incorporated information before making an investment decision.  In this prospectus, the terms "Forbes," "we," "our" and "us" refer to Forbes Medi-Tech Inc. and our subsidiaries.  All references to dollars ($) in this prospectus are expressed in Canadian funds, unless otherwise indicated.

Forbes Medi-Tech Inc.

Overview

We are a biopharmaceutical company dedicated to the research, development and commercialization of innovative prescription pharmaceutical and nutraceutical products derived from byproducts of the forest industry and other natural sources for the prevention and treatment of cardiovascular and related diseases.  Our scientific platform and core expertise is based on plant sterols, also known as phytosterols, which are lipid-like compounds found in the cells and membranes of all oil-producing plants, grains and trees.  Plant sterols have commercial applications as cholesterol-lowering agents and in the pharmaceutical steroid market.

Cholesterol is a substance found among the fats in the bloodstream and in the body’s cells. Lipids are an important part of a healthy body because they are a constituent of cell membranes and are used to form certain hormones. Cholesterol and other fats cannot dissolve in the blood as they have to be transported to and from tissues by special carriers of lipids called lipoproteins.  There are several types of lipoproteins, but the primary focus is on low density lipoprotein, sometimes referred to as “LDL” or “bad cholesterol.”  LDL is the major cholesterol carrier in the blood.  When a person has too much LDL cholesterol circulating in the blood, cholesterol can slowly build up within the walls of the arteries that feed the heart and brain.  Together with other substances, cholesterol can form an atherosclerotic plaque, a thick, hard deposit that is often referred to as hardening of the arteries.  The formation of a clot in the region of this plaque can block the flow of blood to parts of the heart muscle and cause a heart attack.  If a clot blocks the flow of blood to part of the brain, the result is a stroke.  Angioplasty and by-pass surgery are often used to treat severe cases of plaque build-up.  Sufferers of cardiovascular disease also have higher incidence of diabetes, obesity, Alzheimer’s and a number of other debilitating illnesses.  Cholesterol-lowering drugs are being developed due to the significant health risk of high blood cholesterol.

Our main products under development or commercialization include:

  FM-VP4, our cholesterol-lowering pharmaceutical drug candidate, which represents a new class of cardiovascular pharmaceuticals known as cholesterol absorption inhibitors; and

  our branded nutraceutical ingredient, Reducol™, and our non-branded nutraceutical ingredients, referred to by us as “Phyto-S Sterols,” which are food additives and dietary supplement ingredients.

In the pharmaceutical area, in addition to FM-VP4, we have begun to explore indications from our FM-VPx library of compounds, including cholesterol and triglyceride-lowering, HDL (good cholesterol) increasing, anti-obesity, anti-diabetic, and anti-inflammatory.   Our immediate goal with respect to our exploration efforts in this area is to identify which compounds merit further research and development.

In the nutraceutical area, we are developing a cholesterol-lowering cooking oil containing Reducol™ called “Vivola™” (which we previously referred to as “designer oil”) and are researching other potential nutraceutical products.  Our current research activities are primarily focused on products with cholesterol-lowering and cardiovascular health benefits.

Prescription Pharmaceuticals - FM-VP4

Our pharmaceutical development program has targeted the cholesterol-lowering prescription market through our development of FM-VP4, a novel cholesterol-lowering prescription pharmaceutical candidate which is currently undergoing clinical trials in Europe.  FM-VP4 is a cholesterol absorption inhibitor, a new class of cholesterol-lowering pharmaceutical, that may have therapeutic applications alone or in conjunction with other cholesterol-lowering therapies.

FM-VP4 is a novel analogue of phytostanols, which has shown dramatic lipid-lowering and anti-atherosclerotic properties in pre-clinical trials with no measurable toxicity.  FM-VP4 is based on phytosterol compounds that have a similar molecular composition to cholesterol and inhibits cholesterol absorption in the small intestine.  Data from animal models has been encouraging, with the lowering of cholesterol ranging from 52-75%, the lowering of triglycerides (which may contribute to cardiovascular diseases) from 44-60%, and a 75% reduction in the build-up of atherosclerotic plaque.  In particular, when added to food of cholesterol-fed gerbils, the FM-VP4 test group showed reduced plasma cholesterol levels by 55% over four weeks with no identifiable side effects and a 98% reduction of LDL cholesterol.  Dogs with normal cholesterol levels that consumed FM-VP4 have also shown a reduction of cholesterol levels.  This effect was further confirmed in a study of apolipoprotein E-deficient (ApoE) mice fed FM-VP4 which resulted in a 75% decrease in total cholesterol and a 44% decrease in triglyceride levels.  After 12 weeks, assessment of atherosclerotic lesion size indicated that the FM-VP4 treatment resulted in a 75% reduction in the formation of lesions compared to the control group.

An indication arising from FM-VP4 pre-clinical trials is the potential weight-loss effect on the body weight of gerbils and dogs.  This weight-loss indication was confirmed in a second gerbil study with no measurable toxicity.  In this study, 30 gerbils were divided into three groups:  a control group, a group which received FM-VP4 via their drinking water and a group which received FM-VP4 via their diet. At the end of the eight-week study, the body weights of gerbils consuming FM-VP4 via their water and diet were 24.4% lower and 25.2% lower, respectively, compared to the control group.  There was no trend found in the study indicating changes in food or water intake relative to body weight.  Further, there were no signs of toxicity measured by changes in kidney and liver function.  These studies have been published in peer-reviewed journals and presented at scientific conferences such as the American Heart Association, Drugs Affecting Lipid Metabolism, and American Association of Pharmaceutical Sciences.

In the fall of 2001, we received approval to initiate a Phase I/II clinical trial of FM-VP4 from the Institutional Review Board of the Academic Medical Center, University of Amsterdam.  Phase I, which has completed, was designed to establish safety and tolerability of the medication, and Phase II, which is currently ongoing, is to measure the safety and efficacy of the drug over a longer, 28-day exposure.  On January 27, 2003, we announced that the Phase I study established the safety and tolerability of FM-VP4 over the dose ranges studied.

The Phase II clinical trial component involves five groups of 20 hypercholesterolemic volunteers treated daily for 28 days with either a placebo or 100 mg, 200 mg, 400 mg or 800 mg of FM-VP4. Evaluations are carried out on a weekly basis over a four-week period to check biological and safety factors with a follow-up evaluation two weeks later.  The primary endpoint of the Phase II study is the change in LDL cholesterol from the baseline measurement after four weeks of treatment.  The secondary endpoints are changes in other lipids:  total cholesterol, HDL cholesterol and triglyceride levels from the baseline measurement after four weeks of treatment.  This study is also evaluating longer term safety of the drug.  The Phase II clinical trial commenced in January 2003 and we announced on February 3, 2004 that the dosing portion of the trial has been completed.  We anticipate the results from the Phase II clinical trial towards the end of the first quarter of  2004.

Based upon information gathered from pre-clinical studies and the recent Phase I safety data, we have  initiated preliminary discussions with certain pharmaceutical companies regarding FM-VP4.  In addition, it is our intent to initiate a US FDA Investigational New Drug Application following successful completion of the Phase II trial.  We cannot assure you that the results of our Phase II trial will be successful or if successful, that our New Drug Application will be accepted in a timely manner, if at all.

FM-VP4 related Research

Concurrent with the European clinical trials of FM-VP4, we are continuing research jointly with the University of British Columbia, sometimes referred to as “UBC”, to study the mechanism of action of sterol-based pharmaceuticals on cholesterol absorption with a focus on FM-VP4 and related compounds and to identify the mechanisms of action by which phytosterols and phytosterol analogues inhibit cholesterol absorption and help prevent cardiovascular disease.  The three-year joint research project, which commenced in 2001 and which we refer to as our CIHR research project, is expected to cost about $1 million, of which approximately $0.28 million is being funded with a grant from the Canadian Institutes of Health Research, also referred to as “CIHR”.  We are funding the balance of the project costs by providing funds, staffing and scientific supplies and equipment.  UBC-based research is currently being conducted in the Faculty of Pharmaceutical Sciences. Additional pre-clinical research, which may facilitate development of our pharmaceutical pipeline, is also being conduced at UBC and McGill University.

In addition, we have the rights to a group of synthetic compounds, which we refer to as the FM-VPx Library of Compounds,  with potential therapeutic benefits and commercial applications.  These compounds may have benefits such as lowering triglyceride levels, increasing HDL or good cholesterol levels, and anti-obesity, anti-diabetic, and anti-inflammatory indications. We believe these compounds may provide a foundation for future research and development and potential new pharmaceutical products.

Nutraceutical Products

We developed Reducol™ and other phytosterol compositions that we refer to as “Phyto-S Sterols”, which are plant sterol based cholesterol-lowering food and dietary supplement ingredients derived from by-products of the pulping process and produced through a proprietary extraction and purification process.  The initial cholesterol-lowering ingredient developed by Forbes was Phytrol™, and was originally licensed to Novartis Consumer Health, SA in 1999.  Forbes re-acquired its rights to Phytrol™, which Novartis had consumer branded as Reducol™, in 2002.

Clinical studies have shown that, when added to certain foods, Reducol™ can reduce both total and LDL or bad cholesterol.  In 1997, McGill University conducted a clinical human study over a 30-day period with 32 male subjects with high cholesterol levels in which half received a placebo margarine and half received ReducolTM-enhanced margarine in their diet.  The key finding, published in the June 1999 issue of American Journal of Clinical Nutrition, was that the Reducol™ test group showed a 24.4% reduction in LDL or bad cholesterol compared to an 8.9% reduction for the control group. Both groups were on a standardized, prudent North American diet.  During this study, no significant adverse events were observed and the level of HDL or good cholesterol remained unchanged.  Our additional studies in other food matrices using various clinical designs have shown consistent reductions in the LDL cholesterol levels of the test group subjects, ranging from 10% - 15%.

During 2001, we entered into a joint venture with Chusei (U.S.A.) Inc. to form Phyto-Source LP, to construct and operate a dedicated phytosterol manufacturing facility near Houston, Texas.  Forbes and Chusei each have a 50% interest in Phyto-Source.  We believe that the plant is currently the largest wood sterol manufacturer in the world, capable of producing 1,000 metric tonnes annually of pharmaceutical and food-grade sterols.     Forbes and Chusei have initiated the expansion of the plant to accommodate 1,500 metric tonnes annually, however, the expansion is in the early stages and there is no assurance that the plant will be expanded to an annual 1,500 metric tonne capacity or at all (see also, “Plant Expansion”, below).

ReducolTM has been incorporated by Pharmavite LLC of California into one of its dietary supplements, Nature Made® Cholest-Off™ which is sold through mass market channels including food, drug and mass merchandising stores in the United States.

In July of 2003, we signed a licensing and sale agreement with Iljin Pharmaceuticals (Iljin) to supply Reducol™ for use in dietary supplements and functional food products in South Korea.   The launch of products containing Reducol™ by Iljin is subject to the necessary regulatory approvals from the Korean Food and Drug Administration, currently anticipated for the first quarter of 2004.

In the nutraceutical area, we are developing soft gel capsules with phytosterols alone, or in combination with omega-3 fatty acids.  We filed a patent application for the combination with omega-3 fatty acids.

We are also developing Vivola™, a “designer oil” containing Reducol™ which, in clinical studies, has shown to help participants lose weight and lower cholesterol levels.  In a clinical study conducted at McGill University in Montreal, 24 healthy men on a controlled diet incorporating Forbes’ Vivola™ showed a statistically significant (p<0.05) decrease in total body weight tissue volumes in the range of 0.36 to 0.51 kg (0.8 lbs. and 1.1 lbs.) in 28 days. Study participants who received olive oil in their diet (control group) did not demonstrate any changes in body compartment volumes. In addition, consumption of Vivola™ resulted in a decrease of LDL or “bad” cholesterol concentrations of 16.3 per cent.  Additional pre-clinical and clinical studies will be required to further develop this potential product.  We have filed patent applications related to these technologies.

Research and Development

We closed our main biotechnology research laboratory on the UBC campus in 2002 to streamline our business and reduce our cash burn rate.  Our current strategy is to outsource substantially all of our research and development to third-party laboratories and universities.  Our policy in outsourcing research and development is to retain all rights to technology developed by the third party laboratory or university, except in some cases where the laboratory improves its methodology or a university collaborates in conducting the research.   We currently maintain approximately 1,000 square feet of laboratory space on the UBC campus.

Our focus in the prescription pharmaceutical area remains on cardiovascular and related diseases, including triglyceride lowering, anti-obesity, anti-diabetic and anti-inflammatory indications, but we may also develop compounds for a wider range of therapeutic applications. We intend to continue our research and development efforts in the nutraceuticals area to develop new dietary supplement and functional food ingredients, including ingredients which can be incorporated into food and beverages which are low-fat and no-fat.

For the periods indicated below, our expenses related to research and development were:

Period	Expenses for Period	Average Expenses per month
Year ended December 31, 2002	$3.2 million	$0.27 million
Five months ended December 31, 2001	$2.1 million	$0.42 million
Year ended July 31, 2001	$7.1 million	$0.59 million
Year ended July 31, 2000	$5.3 million	$0.44 million

During the nine month period ended September 30, 2003, we incurred approximately $1.0 million in research and development expenses.

Recent Financings and Debt Repayment

In August 2003, Phyto-Source LP, our 50–50 manufacturing joint venture with Chusei (USA) Inc. repaid US$3.0 million of the original US $4.0 million loan we made to the joint venture in 2001.  The payment was made with loan proceeds advanced to Phyto-Source from the Southwest Bank of Texas under a US$3.0 million, three-year term loan at a fixed interest rate of 6%.  Southwest Bank also established a US$1.5 million revolving line of credit for Phyto-Source.  Re-payment of the term loan and any funds drawn on the line of credit are the responsibility of Phyto-Source, secured against its assets and guaranteed by Phyto-Source's joint venture partners, Forbes Medi-Tech (USA) Inc., our U.S. subsidiary sometimes referred to as “Forbes USA,” and Chusei USA.   Phyto-Source continues to owe Forbes USA US$1.0 million of the original US $4.0 million loan, which debt Forbes USA has agreed with the Southwest Bank to defer until all indebtedness of Phyto-Source to the Southwest Bank has been paid.

On September 5, 2003, we announced our completion of a private placement of units to raise US$4.81 million, resulting in our issuance of approximately 3.239 million common shares at a price of US$1.485 per share

(approximately Cdn $2.05 per share, based on then current exchange rates), with approximately 1.2 million warrants attached. Each warrant entitles the holder to purchase one common share of the Company at US$1.85 for three years from the date of closing.  We also issued 254,458 broker’s warrants, which have the same terms as the warrants issued to the investors. We granted registration rights to the purchasers of the units and holders of the brokers warrants.  We filed a registration statement, to which this prospectus forms a part, to register the common shares and common shares acquirable upon exercise of the warrants under the registration rights.

In December, 2003, we paid all remaining amounts owed to Novartis in connection with our acquisition of rights to Reducol™, and paid out the $1 million convertible debenture due December 19, 2003.

On January 6, 2004, we completed a private placement of units to raise US$10.75 million, resulting in our issuance of  5.375 million Series A Convertible Preferred Shares at a price of US$2 per share (approximately Cdn $2.76 per share, based on then current exchange rates), with 1,612,500 warrants attached.  Each Series A Convertible Preferred Share is convertible at the option of the holder for no further consideration into one common share.  Each warrant entitles the holder to purchase one common share of the Company at US$2.40 for three years from the date of closing.  We also issued 146,250 broker’s warrants, which have the same terms as the warrants issued to the investors.  We granted registration rights to the purchasers of the units and holders of the brokers warrants.  We filed a registration statement, to which this prospectus forms a part, to register the common shares acquirable upon conversion of the Series A Convertible Preferred Shares and upon exercise of the warrants under the registration rights.

Recent Events

Since we filed our Annual Report on Form 20-F on June 30, 2003, the following material events have occurred:

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Phyto-Source Financing:  In August 2003, Phyto-Source LP, our 50–50 manufacturing joint venture with Chusei (USA) Inc., repaid US$3.0 million of the original US $4.0 million loan we made to the joint venture in 2001.  The payment was made with loan proceeds advanced to Phyto-Source from the Southwest Bank of Texas under a US$3.0 million, three-year term loan at a fixed interest rate of 6%.  Southwest Bank also established a US$1.5 million revolving line of credit for Phyto-Source.  Forbes USA and our joint venture partner have each guaranteed the payment of Phyto-Source’s indebtedness to the Southwest Bank, and Forbes USA has deferred payment of amounts due to it by Phyto-Source, including the remaining US $1.0 million of the loan made by us to Phyto-Source in 2001, until all indebtedness of Phyto-Source to the Bank has been paid.  See “Recent Financings and Debt Repayment” above.

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Nasdaq listing:  Our common shares regained eligibility for listing on the Nasdaq National Market on August 21, 2003.

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Iljin Agreement:  We announced on July 18, 2003 that we had signed a licensing and sale agreement with Iljin Pharmaceuticals (“Iljin”) to supply Reducol™ for use in dietary supplements and functional food products in South Korea.  Forbes will supply Reducol™ from our manufacturing joint venture, Phyto-Source LP, in Pasadena, Texas.   We anticipate shipping Reducol™ after the necessary regulatory approvals are granted from the Korean Food and Drug Administration, currently anticipated by Iljin for the  first quarter of 2004.

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Equity Financings:  We raised US$4.81 million in equity financing.  See “Recent Financings and Debt Repayment” above.  As a result of this financing, Biotechnology Development Fund IV, L.P. of Palo Alto, California (“BDFIV”) became the owner of 1,346,802 common shares and warrants to purchase an additional 538,721 common shares, for a total of 1,885,523 common shares or 6.82% of our then outstanding common shares (after giving effect to the issuance of common shares upon exercise of the warrants held by BDFIV).  BDFIV is a selling security holder  under this prospectus.  See “Selling Security Holders”.

We raised US$10.75 million in equity financing.  See “Recent Financings and Debt Repayment” above.  As a result of this financing:

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BDFIV acquired 750,000 Series A Convertible Preferred Shares, which are convertible into 750,000 common shares, and warrants to purchase an additional 225,000 common shares.  When combined with the common shares and warrants issued to BDFIV in the previous financing, BDFIV has a total beneficial ownership of  2,860,523 common shares or 9.8% of our currently outstanding common shares (after giving effect to the issuance of common shares upon conversion of the Series A Convertible Preferred Shares and the exercise of the warrants held by BDFIV).  BDFIV is a selling security holder under this prospectus.  See “Selling Security Holders”.

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RAM Trading Ltd. acquired 1,750,000 Series A Convertible Preferred Shares, which are convertible into 1,750,000 common shares, and warrants to purchase an additional 525,000 common shares, for a total beneficial ownership of 2,275,000 common shares or 7.6% of our currently outstanding shares (after giving effect to the issuance of common shares upon conversion of the Series A Convertible Preferred Shares and the exercise of the warrants held by RAM Trading).  RAM Trading is a selling security holder under this prospectus.  See “Selling Security Holders”.

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Biomedical Value Fund, LP acquired 1,450,000  Series A Convertible Preferred Shares, which are convertible into 1,450,000 common shares, and warrants to purchase an additional 435,000 common shares, for a total beneficial ownership of 1,885,000 common shares or 6.4% of our currently outstanding shares (after giving effect to the issuance of common shares upon conversion of the Series A Convertible Preferred Shares and the exercise of the warrants held by Biomedical Value Fund).  Biomedical Value Fund is a selling security holder under this prospectus.  See “Selling Security Holders”.

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Appointment of Additional Director:  Nitin Kaushal was appointed as a member of our Board of Directors and a member of our audit committee on September 15, 2003.  Since 2001, Mr. Kaushal has been the President and Managing Director of Vengate Capital, a Life Sciences and Healthcare Investment Banking & Advisory Firm based in Toronto, Ontario. He is also a current member of the Board of Directors of Victhom Human Bionics, Veracel Inc. and a member of the Canadian Institute of Chartered Accountants.  Mr. Kaushal previously served as a Managing Director at HSBC Securities in its Healthcare Group and a Senior Investment Manager with MDS Capital Corp, a Health and Life Sciences Venture Firm. Mr. Kaushal was also an Assistant Manager at Price Waterhouse. Mr. Kaushal was awarded a Bachelor of Science (Chemistry) from the University of Toronto and is a Chartered Accountant.

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CIHR Chair:  We announced on October 22, 2003 that the Canadian Institute of Health Research (CIHR) has appointed Dr. Kishor Wasan, the principal investigator under our CIHR research project, as Research Chair for 5 years for the CIHR /Rx&D Research Program with the Industrial Sponsor being Forbes. CIHR's scientific review committee has awarded the chair position to Dr. Wasan based on his scientific record and studies completed for Forbes.

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Cavendish Agreements and Sub-lease of Laboratory Facilities:  We announced on October 22, 2003 that we had entered into a series of agreements with Cavendish Analytical Laboratory Limited (Cavendish) of Vancouver, British Columiba to conduct further research activities for Forbes complementary to the CIHR research project, and for the lease from us by Cavendish of certain equipment and the sublease by Cavendish of most of our laboratory facilities at UBC.   Cavendish also purchased certain laboratory equipment from us at a price of $305,000.  The research agreement signed by us and Cavendish is for a two-year period and requires Cavendish to carry out a minimum of $200,000 of analytical chemistry services and $200,000 of synthetic chemistry services in each year, with the services being valued at the preferred customer rates set out in the agreement.  We have pre-paid $400,000 of the first year’s services.  The service fees for the second year will be paid at $16,667 per month.  Cavendish, in turn, is paying us approximately $24,000 per month until June 28, 2005 to rent certain laboratory equipment and sub-lease approximately 9,000 of our total 10,000 square feet of laboratory facilities on the UBC campus.  At the end of the lease term, Cavendish will have the option to purchase the leased equipment for approximately $200,000.

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Termination of License Agreement:  Our license agreement with Twin Laboratories Inc. was terminated in early December, 2003 as a result of Twin Laboratories having failed to meet certain requirements of the license.

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Intellectual Property:  In pursuance of our patent strategy, we have abandoned certain patent applications and filed certain new applications with the result that we currently hold rights to 107 patents and pending patent applications in the United States and worldwide, of which 17 are exclusively licensed from UBC.   Many of the 107 patents and patent applications are interrelated and in effect assert rights to substantially similar inventions in different jurisdictions.  In the United States, the Company has five issued patents, and 24 pending patent applications.  In addition to the United States, the Company has patents issued in China, Europe, Norway, Russia, and New Zealand.  Included in the total number of 107 patents and applications to which we have exclusive rights are 16 more recently filed, but as yet unpublished, U.S. and PCT (Patent Co-Operation Treaty) applications in the area of phytosterol compositions, phytosterol derivatives, processes of extracting sterols from raw materials, and their uses.

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Staff Compensation:  We paid deferred salaries, including deferred vacation pay, to our staff of approximately $97,000, which includes $53,104 paid to the Named Executive Officers listed in our Form 20-F.  In January 2004, we paid bonuses to our staff totaling $139,500 which included $84,000 to our Chief Executive Officer.  We also paid a bonus to our Chief Executive Officer in October, 2003 of $30,000.  In addition, in January 2004 we increased staff salaries by an average of 7.6%.    The salary of our Chief Executive Officer was increased in three stages by a total of $74,000 ($20,000 in January 2004), to $300,000 per annum.

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Stock Options:  Options to purchase an additional 1,469,100 common shares have been granted under our 2000 Stock Option Plan, at prices ranging from $1.77 to $3.69, with expiry dates ranging from July 3, 2008 to January 9, 2009.   Options to purchase 1,130,125 common shares with a weighted average exercise price of $1.56 per share have been exercised and options to purchase 599,850 common shares with a weighted average exercise price of $6.01 per share have been forfeited.  Accordingly, there are options to purchase a total of 3,319,975 common shares currently outstanding under our 2000 Stock Option Plan.   In addition, options to purchase up to 1,000,000 common shares have been granted subject to regulatory and shareholder approval, to Dr. Eric Topol.   Such options will vest as follows:  upon receipt of regulatory and shareholder approval, 200,000; upon initiation of a Phase IIa clinical trial in the U.S., 100,000; upon completion of the Phase IIa clinical trial in the U.S., 100,000; upon initiation of a Phase III clinical trial in the U.S., 100,000;  upon completion of the Phase III clinical trial in the U.S., 100,000;  upon filing of a New Drug Application with the U.S. FDA, 200,000; and upon approval by the FDA of the New Drug Application, 200,000.

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Plant expansion:  On December 9, 2003, we announced that we had initiated the expansion of our joint venture's manufacturing facility in Pasadena, Texas. The Phyto-Source, LP plant's capacity is being increased by 50% to 1,500 metric tonnes based on the demand for phytosterol-based products including Reducol™ and Phyto-S Sterols. It is expected that the plant expansion cost will be self-funded from revenue generated by the Phyto-Source joint venture with a portion of new equipment cost to be financed by the Southwest Bank of Texas and guaranteed by the joint venture partners, Forbes USA and Chusei (USA) Inc. The increased plant capacity is scheduled to be available mid 2004.

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European Regulatory Report:  On December 12, 2003, we announced  that a report had been issued by the European Food Safety Agency concluding that Forbes' cholesterol-lowering ingredient, Reducol™, be accepted for use in foodstuffs provided total phytosterol intakes do not exceed 3 g/day. The report is in response to our  application for use of the Reducol ™ ingredient in milk-based drinks. This is a first step in a three-part process to allow us to sell our cholesterol-lowering ingredients in Europe. The second step is the approval and publishing of labeling regulations for phytosterol products by the European Commission and the last step is the approval of Reducol™ for use in specific food matrices by the Commission.

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Retirement of Debt:  In December, 2003, we repaid our $1 million convertible debenture due December 19, 2003 and paid all amounts owed to Novartis in connection with our acquisition of rights to Reducol™.

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Sale of AD/ ADD Technology:  In January, 2004, we received the final US $950,000 from the buyer of our AD/ADD technology.  In connection with the sale, we have issued 22,350 common shares to UBC and paid UBC U.S. $37,150.

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Change in Officer Titles and Senior Personnel:  On January 5, 2004, certain officers were granted new titles as follows:  Laura Wessman – Senior Vice-President, Corporate Development; Jeff Motley – Vice-President, Marketing and Sales;  Patricia Pracher – Vice-President, Finance.   Dr. Eric Topol, Provost, Cleveland Clinic Lerner College of Medicine and Chief Academic Officer of the Cleveland Clinic Foundation, has been appointed Scientific Consultant for our pharmaceutical development program as well as Chairman of our

Medical & Scientific Advisory Board.  The former Chairman, Dr. Jiri Frohlich, remains a member of  our Medical & Scientific Advisory Board.   Tatjana Lukic, formerly Vice-President, Scientific Affairs, has resigned from Forbes to take up an offer of employment outside of Canada.

Corporate Information

We were incorporated pursuant to the provisions of the Company Act (British Columbia) on September 17, 1985 as Amber Resources Ltd.  In 1992, we changed our focus from mining exploration to pharmaceutical research and development and, accordingly, we changed our name to “Forbes Medi-Tech Inc.” on July 8, 1992.  We continued under the Canada Business Corporation Act on April 11, 2001 and our previous Memorandum and Articles were replaced by Articles of Continuance and By-Laws.

Our Articles currently authorize us to issue 200,000,000 common shares and 50,000,000 preferred shares in series, of which 10,000 preferred shares have been designated the Series A Convertible Preferred Shares.

Our head office, as well as its registered and records office, is Suite 200, 750 West Pender Street, Vancouver, B.C., V6C 2T8.  The telephone number of the registered office is (604) 689 – 5899.  Our website is located at www.forbesmedi.com.  Information on our Web site is not part of this prospectus.

FINANCIAL INFORMATION

Our consolidated financial statements are in Canadian dollars and prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP), which differs in certain respects from generally accepted accounting principles in the United States (US GAAP).

Except as otherwise indicated, all financial statement information in this prospectus is prepared in accordance with Canadian GAAP.  Material differences to US GAAP are set forth in Note 18 to our consolidated financial statements incorporated by reference herein and in the Supplemental Information – Item 18 Reconciliation included herein.

Summary Consolidated Financial Data

The following table sets forth selected financial data regarding our consolidated operating results and financial position.  The data has been derived from our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”).  For reconciliation of material measurement differences to accounting principles generally accepted in the United States see Note 18 to the consolidated financial statements for the year ended December 31, 2002, the five-months ended December 31, 2001 and the years ended July 31, 2001 and 2000.  You should read our annual consolidated financial statements and the notes thereto incorporated by reference in this Prospectus from our report on Form 20-F filed with the SEC on June 30, 2003.    You should also read the Supplemental Information – Item 18 Reconciliation included herein and our Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Year Ended December 31, 2002, submitted to the SEC on form 6-K on December 3, 2003 and incorporated by reference in this Prospectus.  The unaudited amended interim consolidated financial statements for the nine months ended September 30, 2003 and our Amended Management’s Analysis and Discussion of Financial Conditions and Results of Operations for the Third Quarter Ended September 30, 2003, each submitted to the SEC on form 6-K on December 3, 2003, are incorporated by reference.

The selected financial data is expressed in Canadian dollars.

	Nine Months ended September 30 (unaudited)		Fiscal year ended December 31, 2002	Five-month period ended December 31, 2001	Fiscal years ended July 31
	2003	2002			2001	2000	1999	1998
(Expressed in ‘000’s except per share information)
Revenue	$10,339	$6,386	$7,980	$3,885	$7,861	$2,979	$909	$271
Net Income (Loss)	864	(1,037)	(4,120)	($6,461)	($19,722)	($11,319)	($6,924)	($2,661)
Net Income (Loss) per Share -basic	$0.04	($0.05)	($0.19)	($0.30)	($0.93)	($0.66)	($0.47)	($0.22)
-diluted	$0.04	($0.05)	($0.19)	($0.30)	($0.93)	($0.66)	($0.47)	($0.22)
Number of Shares used to calculate income (loss) per share -basic	23,568	21,236	21,766	21,225	21,171	17,228	14,747	12,325
-diluted	23,914	21,236	21,766	21,225	21,171	17,228	14,747	12,325
Cash, cash equivalents and short-term investments	$9,718	$1,246	$413	$6,693	$17,977	$52,005	$22,784	$8,730
Working Capital	$8,418	($1,619)	($3,494)	$5,957	$15,781	$49,154	$21,465	$8,426
Total Assets	$31,471	$28,168	$27,417	$39,984	$48,270	$64,402	$29,126	$9,277
Total Liabilities	$6,675	$8,017	$10,417	$19,970	$21,807	$18,950	$4,801	$3,676
Shareholders’ Equity	$24,796	$20,151	$17,000	$20,014	$26,463	$45,451	$24,325	$5,601

(1)

We changed our financial year-end from July 31 to December 31, and these figures represent the five-month period ended December 31, 2001.

CURRENCY AND EXCHANGE RATES

The following table sets out the exchange rates for one Canadian dollar (“$”) expressed in terms of one United States dollar (“US$”) in effect at the end of the following periods, and the average exchange rates (based on the average of the exchange rates on the last day of each month in such periods) and the range of high and low exchange rates for such periods.

Fiscal Year Ended July 31					Five-month period ended December 31	Fiscal Year ended December 31	Nine Months Ended September 30
	1998	1999	2000	2001	2001	2002	2002	2003
Low	0.6617	0.6341	0.6629	0.6333	0.6241	0.6200	0.6200	0.6349
High	0.7292	0.6891	0.6969	0.6781	0.6547	0.6619	0.6619	0.7481
Average for period	0.6974	0.6610	0.6798	0.6564	0.6339	0.6368	0.6373	0.6592
End of period	0.6617	0.6636	0.6720	0.6532	0.6260	0.6329	0.6304	0.7404

	July 2003	August 2003	September 2003	October 2003	November 2003	December 2003
Low for the Month	0.7480	0.7228	0.7424	0.7667	0.7708	0.7738
High for the Month	0.7085	0.7092	0.7207	0.7418	0.7484	0.7460

Exchange rates are based upon the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.  The noon rate of exchange on February 4, 2004 as reported by the United States Federal Reserve Bank of New York for the conversion of Canadian dollars into United States dollars was US$0.7502 (US$1.00 = $1.3330).  Unless otherwise indicated, all references herein are to Canadian dollars.

RISK FACTORS

We are subject to significant risks, and past performance is no guarantee of future performance.  The following offers a brief overview of some of the risk factors to be considered in relation to our business.  This list of factors may not be exhaustive, as we operate in a rapidly changing business environment, and new risk factors emerge from time to time.  We cannot predict such risk factors, nor can the impact, if any, be assessed of such risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those projected in any forward-looking statements.  Accordingly, forward-looking statements should not be relied upon as a prediction of actual results.

The following summarizes the major risks and uncertainties we face:

We have limited revenues, a history of significant losses and an accumulated deficit

We reported net income for the nine months ended September 30, 2003 of $0.9 million, a net loss of  $1.0 million for the nine months ended September 30, 2002 and a net loss of $4.1 million for the year ended December 31, 2002. We reported an accumulated deficit of $54.5 million at September 30, 2003.  We have a history of significant losses, including net losses of $6.9 million for the financial year ended July 31, 1999, $11.3 million for the financial year ended July 31, 2000, $19.7 million for the financial year ended July 31, 2001 and $6.5 million for the five month period ended December 31, 2001.  We anticipate that we will continue to incur significant losses during 2004 and that we will not reach profitability until revenues from Reducol™ and/or our Phyto-Source joint venture increase significantly or we can successfully commercialize or license FM-VP4.  Even then, we may never recover our accumulated deficit.  If we are unable to develop, obtain regulatory clearance for, and successfully commercialize FM-VP4 or our other product candidates, we may not be able to significantly increase revenues or achieve profitable operations.

We will have additional future capital needs and there are uncertainties as to our ability to raise additional funding

Our operations have historically used cash, including $2.3 million during the nine months ended September 30, 2003, $3.8 million during the year ended December 31, 2002, $6.2 million during the five month fiscal period ended December 31, 2001 and $24.7 million during the fiscal year ended July 31, 2001.  As of December 31, 2003, we had the following commitments:

(i)

a commitment of Forbes USA, our subsidiary, under a guarantee to Southwest Bank of Texas related to a US$3.0 million, three year term loan, and a US$1.5 million line of credit to Phyto-Source LP.

In addition, we anticipate that we will expend substantial funds in 2004 to fund research and development activities and on general and administrative expenditures.

As at December 31, 2002, we had a working capital deficit of $3.5 million.  At September 30, 2003, we had a positive working capital of approximately $8.4 million.  Subsequent to December 31, 2002, we received the following funds:

  US$1.9 million through the sale of our AD/ADD technology which centered on process technologies for the production of the steroid intermediates androstenedione (AD) and androstadienedione (ADD);

  US$3.0 million in July 2003 for an advance payment from Phyto-Source LP towards the payment of a US$4.0 million loan we made to the joint venture;

  US$4.81 million in connection with a private placement of units consisting of common shares and warrants in September 2003; and

  US$10.75 million in connection with a private placement of units consisting of Series A Convertible Preferred Shares and warrants in January 2004.

We anticipate that we will have sufficient cash to meet our working capital requirements through to the end of 2005.  After that time, our ability to meet our future cash requirements will depend on our ability to obtain third party financing in the form of debt and/or equity and ultimately to generate future profitable operations.  In the interim, we are continuing to look at various financing opportunities to further fund clinical trials of FM-VP4, develop our pipeline of products and to provide alternate sources of funding in the event that expenditures or receivables are not realized as planned.  It may be necessary for us to seek additional financing to meet expenditures of continuing research and development work through 2004 and beyond, to improve our working capital position and to minimize risks to our ongoing operations.   The current market for financing is challenging and we presently have no external sources of liquidity such as lines of credit.  Our failure to obtain debt or equity financing on a timely basis or on commercially reasonable terms may have negative effects on our cash flow and operations and our ability to continue our operations.

Our financial statements are prepared on a going concern basis, which assumes that we will continue in operation throughout 2003 and into the foreseeable future and will be able to realize our assets and discharge our liabilities and commitments in the ordinary course of business.  Our financial statements do not include any adjustments related to the recovery of assets and classification of assets and liabilities that might be necessary should we be unable to continue as a going concern.

We depend upon a few customers and products

During the nine months ended September 30, 2003 and the year ended December 31, 2002, we had phytosterol revenues of $10.26 million and $7.79 million, including $10.15 million and $6.85 million in sales and $0.11 million and $0.94 million in licensing revenues, respectively.  Most of our revenue was earned from sales of phytosterols to two main customers.  We anticipate that we will be dependent on a few customers for all of our revenues for the fiscal year ending December 31, 2004.  Any material change in the relationship with such customers or in the demand for our phytosterol products will have a material effect on our business and results of operations.

Additional research and development is required before we can commercialize additional products or market our existing products into other countries

To achieve sustained, profitable operations, we must successfully develop, obtain regulatory approvals for, and profitably manufacture and market one or more of our products.  Our products require extensive levels of research, development, testing and marketing.  For the nine months ended September 30, 2003, we spent approximately $1.0 million on research and development. We have spent approximately $3.2 million, $2.1 million, $7.1 million, and $5.3 million on research and development efforts during the fiscal year ended December 31, 2002, five months ended December 31, 2001, and the fiscal years ended July 31, 2001 and 2000, respectively.

Since our inception, we have been engaged primarily in research and development.  Clinical studies proving the efficacy of our phytosterols have not yet been completed and stable and effective formulations have not yet been adequately tested or developed on a commercial scale.  In addition, further research may be required by regulatory authorities in certain countries prior to permitting phytosterol products to be sold in those countries, whether in food or beverages or as dietary supplements, and further extensive research will be required prior to any sale of a pharmaceutical product.    Accordingly, we may be required to conduct additional developmental activities on these products, and certain of our proposed products will require substantial additional research and development, including extensive pre-clinical and clinical testing, before we will be able to obtain the approvals of the FDA, Health Canada, and similar regulatory authorities in other countries. We commenced the Phase II component of the clinical trial at the Academic Medical Center in Amsterdam of FM-VP4, our pharmaceutical product, and we anticipate that we will have the results of the study toward the end of the first quarter of  2004.

The development of new products is subject to a number of significant risks and uncertainties

Potential products that appear to be promising in various stages of development, including many of the products we are currently developing, may not reach the market for a number of reasons. Such reasons include the possibilities that the potential product will be found ineffective or unduly toxic during preclinical or clinical trials, fail to receive necessary regulatory approvals, be difficult or uneconomic to manufacture on a large scale, be uneconomical to market, not achieve market acceptance, or be precluded from commercialization by proprietary rights of third parties.

Certain of our products under development have never been manufactured on a commercial scale, and we may not be able to manufacture them at a cost or in a quantity to render such products commercially viable. Production of our products may require the development of new manufacturing technologies and expertise. The impact on our business in the event that new manufacturing technologies and expertise are required to be developed is uncertain.

There are risks inherent in nutraceutical and pharmaceutical research

Pharmaceutical and nutraceutical research and development is highly speculative and involves a high and significant degree of risk.  The marketability of any product developed by us will be affected by numerous factors beyond our control, including:

•

  the discovery of unexpected toxicities or lack of sufficient efficacy of products which make them unattractive or unsuitable for human use;

  preliminary results as seen in animal and/or limited human testing may not be substantiated in larger controlled clinical trials;

  manufacturing costs or other factors may make manufacturing of products impractical and non-competitive;

  proprietary rights of third parties or competing products or technologies may preclude commercialization;

  requisite regulatory approvals for the commercial distribution of products may not be obtained; and

  other factors may become apparent during the course of research, up-scaling or manufacturing which may result in the discontinuation of research and other critical projects.

Our clinical trials are subject to uncertainties

We must demonstrate through preclinical studies and clinical trials that our product is safe and efficacious before we can obtain regulatory approval for the commercial sale of such products for certain commercial applications.  The results from preclinical studies and clinical trials may not be totally predictive of results obtained in larger clinical trials, and we may be unable to demonstrate safety and efficacy or to obtain regulatory approvals to market our products. A number of companies in the biotechnology and pharmaceutical industry have suffered significant setbacks in advanced clinical trials, even after achieving promising results in earlier trials.

We depend on strategic relationships

Part of our strategy is to enter into arrangements with third parties from time to time related to the development, clinical testing, up-scaling, manufacturing, marketing and commercialization of our products. Such relationships may enable us to market our products to new markets, generate additional revenue and develop and commercialize new products.

Our primary strategic partner is Chusei, our joint venture partner in Phyto-Source.  We may not be able to control or maintain our current strategic relationship or establish new or additional relationships on favorable terms or at all.  Further, our strategic relationships may not prove to be successful.  Should our relationship with Chusei become strained, there may be a negative effect on our manufacturing operations.

We also have licensing arrangements with Pharmavite LLC, which has incorporated ReducolTM into one of its dietary supplements, Nature Made® Cholest-Off™ and Iljin Pharmaceuticals (Iljin) to supply Reducol™ for use in dietary supplements and functional food products in South Korea.   In addition, we signed a series of agreements with Cavendish Analytical Laboratory Limited (Cavendish) of Vancouver, British Columbia for the further research and development of our pharmaceutical technologies, including our lead compound, FM-VP4.

.  Entering into strategic relationships is complicated and our interests may not be or remain consistent with the interests of our strategic partners.  Some of our current and future strategic partners may decide to compete with us, refuse to fulfill or honor their contractual obligations, or change their strategic plans to reduce their commitment to, or even abandon, their relationships with us.  To the extent we enter into product out-licensing arrangements for the marketing or distribution of our products with collaborative partners, any revenues we receive will depend upon the efforts of third parties. We may not be able to control the amount and timing of resources our strategic partners devote to our products.  The agreements may be terminated or altered by our strategic partners in certain circumstances.  If any marketing partner does not market a product successfully, our business might be materially and adversely affected

We may be unable to effectively protect our intellectual property

Our success is dependent not only on our ability to protect our intellectual property rights but also upon the protection of rights of third parties from which we have licensed intellectual property rights.  We hold, directly or indirectly, rights to various patents and rights to various pending patent applications in Canada, the United States, and other jurisdictions.  In addition, we rely upon certain other technologies, ideas, know-how, secrets or other information, which we may not be able to protect.  Notwithstanding precautions we may take to protect our rights, third parties may copy or obtain and use our proprietary and licensed technologies, ideas, know-how, secrets and other proprietary information without authorization or independently develop technologies similar or superior to our proprietary and licensed technologies.  We enter into confidentiality and restriction on use agreements with our employees, strategic partners and others; however, these agreements may not provide meaningful protection of our proprietary and licensed technologies or other intellectual property in the event of unauthorized use or disclosure.  Policing unauthorized use of such technologies and intellectual property is extremely difficult, and the cost of enforcing our rights through litigation may be prohibitive.  Further, the laws of jurisdictions other than Canada and the United States may not provide us meaningful protection.

We depend on licensed proprietary technology owned by others

Our products may involve the use of proprietary processes, products or information which are owned by third parties and licensed to us.  We obtain licenses or rights with regard to the use of certain of such processes, products and information which may be terminated or expire.  To maintain these licenses in good standing, we and our strategic partners must abide by the terms of license agreements and the loss of any of such agreements due to default could have a materially adverse impact on our operations.  Some of these licenses provide for limited periods of exclusivity that may be extended only with the consent of the licensor, which may not be granted.  We may license other technology in the future that contains similar restrictions and terms.

Our success may be dependent on our ability to enforce and maintain our patents

Our success will depend, in part, on our ability to obtain, enforce and maintain patent protection for our technology in Canada, the United States and other countries.  We also depend on patent protection for some of the technology that we license for our products and our products in development.  The patent positions of pharmaceutical and biotechnology firms are generally uncertain and involve complex legal and factual questions.  We cannot be assured that patents will issue from any pending applications or that claims now or in the future, if any, allowed under issued patents will be sufficiently broad to protect our technology.  In addition, any patents issued to or licensed by us may be challenged, invalidated, infringed or circumvented.  Loss of patent protection could lead to generic competition for these products, and others in the future.

Since patent applications filed before October, 2000 in the United States are maintained in secrecy until the patents issue or foreign counterparts, if any, publish, we cannot be certain that we or any licensor was the first creator of inventions covered by pending patent applications or was the first to file patent applications for such inventions.  Accordingly, we may not be able to obtain and enforce effective patents to protect our proprietary rights from use by competitors, and we may be found to infringe on the proprietary rights of others, which could require us to stop using or pay to use certain intellectual property.

Our future revenues from sales of pharmaceutical products will depend in part on reimbursement policies and regulations of government health administration authorities, private health insurers and other organizations

Our business and prospects could be affected by the efforts of governments and third-party payors to contain or reduce the costs of health care through various means. For example, in certain markets, including Canada, pricing or profitability of prescription pharmaceuticals is subject to government control.  In the United States there have been, and we expect that there will continue to be, a number of federal and state proposals to implement similar government controls.  In addition, an increasing emphasis on managed health care in the United States has increased and will continue to increase the pressure on pharmaceutical pricing. While we cannot predict whether such legislative or regulatory proposals will be adopted or the effects that such proposals or managed care efforts may have on our business, the announcement and/or adoption of such proposals or efforts could have a material adverse effect on the feasibility of our pharmaceutical products, including FM-VP4, our ability to raise capital in the future and our ability to enter into strategic alliances.

Our products may become obsolete

The pharmaceutical and nutraceutical industries are characterized by rapidly changing markets, technology, emerging industry standards and frequent introduction of new products.  The introduction of new products embodying new technologies, including new manufacturing processes, and the emergence of new industry standards may render our products obsolete, less competitive or less marketable.  The process of developing our products is extremely complex and requires significant continuing development efforts and third party commitments.  Our success will depend, in part, on the efficacy of our products and our ability to continue to enhance our existing products and to develop new technology that responds to technological advances and emerging industry standards on a timely and cost-effective basis.  Our development of proprietary technology entails significant technical and business risks.

We face intense competition in the nutraceutical and pharmaceutical markets

The markets for products based on our technology are intensely competitive and, as a result, we face competition from several different sources, including nutraceutical companies, food companies, pharmaceutical companies, biotechnology companies, universities and other related institutions.

In the pharmaceutical market, we compete with Bayer, Merck & Co., Pfizer, Bristol-Myers Squibb Company, AstraZeneca AB and others.  In the functional foods market, our products will compete with the products of, among others, Johnson & Johnson, Unilever, Cargill Incorporated, Archer Daniels Midland Company, Cognis and Raisio Staest Oy. These companies are more established, benefit from greater name recognition and have substantially greater financial, technical and marketing resources than we have.  In addition, many of these competitors have significantly greater experience in undertaking research, preclinical studies and human clinical trials of new pharmaceutical products, obtaining regulatory approvals and manufacturing and marketing such products.  Our competitors may be able to commercialize products more rapidly or effectively or may develop new products or technologies that are superior to our products.

Our products may not achieve the level of market acceptance to be commercially viable

The degree of market acceptance for our products, including products containing ReducolTM or any of our phytosterols, will depend upon a number of factors, including competitive pricing, the extent to which the products fulfill customer’s expectations and demands, the receipt of regulatory approvals, the establishment and demonstration in the medical community of the clinical efficacy and safety of the products, the establishment and demonstration of the potential advantages over competing products and, in the case of pharmaceuticals, the establishment and demonstration of the potential advantages over existing and new treatment methods and the reimbursement policies of government and third-party payors, and in the case of our nutraceuticals, the acceptance of the listing of the product and appropriate distribution with large retailers.  Our products may be unable to achieve the level of market acceptance needed to become commercially viable.

Our operations will need to grow to achieve our goals over the next several years

Our long-term goal is to launch a series of products over the next few years, which will require internal growth of our operations.  Our employees, systems, procedures, controls, and existing space, or the manufacturing facilities of Phyto-Source, may not be adequate to support expansion of our operations.  Our future operating results will depend on the ability of our officers, key employees and manufacturing partners to manage changing business conditions and to implement and improve technical, administrative, financial control, reporting systems and operational excellence in order to achieve established business objectives. An unexpectedly large increase in the volume of manufacturing business or the number of orders placed by customers may require us to enter into new or modified arrangements with Phyto-Source to expand and further upgrade their facilities and technology related to manufacturing, all or part of the cost of which may be required to be borne by us. In the event that we cannot enter into such new or modified arrangements, we may be required to seek additional contract manufacturers, which may or may not be available, or if available, which may or may not be willing to contract with us on acceptable terms or at all.  Difficulties in managing any future growth could have a significant negative impact on our business because we may incur unexpected expenses and be unable to meet customers’ requirements.

Our financial results may fluctuate, and our future revenue and profitability are uncertain

Our ability to achieve and maintain profitability in the foreseeable future depends on the commercial success of our products.  Because we are developing new products in new markets, revenues are difficult to predict and may fluctuate substantially from period to period. In addition, our revenues are dependent upon fulfillment of contractual obligations by third parties, including fulfilling payment terms and meeting forecasted purchase requirements by buyers of our products, which may fluctuate from period to period.  We anticipate that costs associated with our product development programs will fluctuate, including the cost of pre-clinical and clinical trials, obtaining additional regulatory approvals, if necessary, and marketing and sales expenses associated with potential new product introductions.

Our success depends upon our key personnel

Our ability to develop marketable products and to maintain a competitive position in light of technological developments will also depend, in large part, upon our ability to attract and retain highly qualified scientific and management personnel.  Competition for such personnel is intense.  If we lose the services of key personnel, we may be unable to replace them, and our business and product development efforts could be negatively affected.

We also have relationships with scientific collaborators at academic and other institutions, some of whom conduct research at our request or assist us in formulating our research and development strategy. These scientific collaborators are not our employees and may have commitments to, or consulting or advisory contracts with, other entities that may limit their availability to us. In addition, these collaborators may have arrangements with other companies to assist such other companies in developing technologies that may prove competitive to us.

We are subject to intense government regulation

Some products we manufacture are required to comply with the FDA’s current Good Manufacturing Practices, or “cGMP”, and other FDA, Health Canada and local government guidelines and regulations, including other international regulatory requirements and guidelines.  Additionally, certain of our customers may require that we contract with manufacturing facilities that adhere to additional manufacturing standards, even if not required by the FDA.  Compliance with cGMP regulations requires manufacturers to expend time, money and effort in production, and to maintain precise records and quality control to ensure that the product meets applicable specifications and other requirements. The FDA and other regulatory bodies periodically inspect drug-manufacturing facilities to ensure compliance with applicable cGMP requirements. If the manufacturing facilities contracted by us fail to comply with the cGMP requirements, the facilities may become subject to possible FDA or other regulatory action and manufacturing at the facility could consequently be suspended.  We may not be able to contract suitable alternative or back-up manufacturing facilities on terms acceptable to us or at all.

The FDA or other regulatory agencies may also require the submission of any lot of a particular product for inspection. If the lot product fails to meet the FDA requirements, then the FDA could take any of the following actions: (i) restrict the release of the product; (ii) suspend manufacturing of the specific lot of the product; (iii) order a recall of the lot of the product; or (iv) order a seizure of the lot of the product.

We are subject to regulation by governments in many jurisdictions and, if we do not comply with food, healthcare, drug, manufacturing and environmental regulations, among others, our existing and future operations may be curtailed, and we could be subject to liability.

In addition to the regulatory approval process, we may be subject to regulations under local, provincial, state, federal and foreign law, including requirements regarding occupational health safety, laboratory practices, environmental protection and hazardous substance control, and may be subject to other present and future local, provincial, state, federal and foreign regulations, including possible future regulations of the food ingredient, dietary supplement and pharmaceutical industries.

We may not be able to predict the time required for regulatory approval, or the extent of clinical testing and documentation that may be required by regulatory authorities.  We may not be able to obtain the approval of regulatory authorities in any country to market its products, or if obtained, that the approval will be given in a timely manner or that such approval will not later be revoked.  Any delays in obtaining, or failure to obtain, regulatory approvals in the United States, Europe, Canada or other countries would significantly delay or prevent the development of our markets and products and would therefore adversely and severely affect our business.

Our functional food products are subject to government regulations

The regulatory process for the approval of functional foods in a number of countries is currently in a state of uncertainty, which may negatively impact the marketing of our phytosterol products.  For example, prior to June, 2001, Australia had no regulations governing functional foods.  However, in June of 2001, the Australia New Zealand Food Authority (ANZFA) regulations governing novel foods, including foods containing plant sterols, came into force with the result that previously unregulated novel foods, including products enriched with Reducol™, were voluntarily withdrawn from the market pending regulatory approval.

Health Canada has classified all phytosterol products, which would include sterol esters, stanol esters and free sterols, as drugs.  As such, we are prohibited from marketing our phytosterols in Canada until regulatory approval from Health Canada is obtained.  Additionally, the division which oversees food products has currently taken the position that no nutrients naturally present in foods can be enhanced in concentration to form functional foods.

In the United States, our phytosterols are currently permitted to be included in food or as dietary supplements and the FDA has issued a letter to us allowing it to use a heart-health claim for our phytosterols pending a final ruling.  We cannot assure you that the current regulations will not be modified or that such modifications will not have an adverse effect on our ability to continue to distribute or advertise such products in the United States, or that the final ruling will continue to allow us to use the heart-health claim for our phytosterols.

In the EU, the Novel Foods Act requires manufacturers of functional foods, including us, to submit their products for EU review and approval.  We cannot assure you that we will receive approval to market any of our products in the EU in a timely manner, if at all.

In Korea, approval must be obtained from the Korean Food and Drug Administration to market Reducol™ under our licensing and sale agreement with Iljin Pharmaceuticals to supply  Reducol™ for use in dietary supplements and functional food products in South Korea.   We cannot assure you that we will receive approval to market any of our products in Korea in a timely manner, if at all.

Our pharmaceutical products are subject to government regulations

The regulatory process for pharmaceuticals, which includes preclinical studies and clinical trials of each compound to establish its safety and efficacy, takes many years and requires the expenditure of substantial resources. Moreover, if regulatory approval of a drug is granted, such approval may entail limitations on the indicated uses for which it may be marketed. Failure to comply with applicable regulatory requirements can, among other things, result in suspension of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution. Further, government policy may change, and additional government regulations may be established that could prevent or delay regulatory approvals for our products. In addition, a marketed drug and its manufacturer are subject to continual review.  Later discovery of previously unknown problems with the product or manufacturer may result in restrictions on such product or manufacturer, including withdrawal of the product from the market.

The FDA in the United States and Health Canada in Canada may deny approval of a New Drug Application (NDA) or New Drug Submission (NDS) if required regulatory criteria are not satisfied, or may require additional testing.  Product approvals may be withdrawn if compliance with regulatory standards is not maintained or if problems occur after the product reaches the market.  The FDA and Health Canada may require further testing and surveillance programs to monitor the pharmaceutical product that has been commercialized.  Non-compliance with applicable requirements can result in fines and other judicially imposed sanctions, including product withdrawals, product seizures, injunction actions and criminal prosecutions.

In addition to our own pharmaceuticals, we expect to supply many active pharmaceutical ingredients and advanced pharmaceutical intermediates for use in our customers’ drug products.  The final drug products in which the pharmaceutical ingredients and advanced pharmaceutical intermediates are used, however, are subject to regulation for safety and efficacy by the FDA, Health Canada and other jurisdictions, as the case may be. Such products must be approved by such agencies before they can be commercially marketed. The process of obtaining regulatory clearance for marketing is uncertain, costly and time consuming. We cannot predict how long the necessary regulatory approvals will take or whether our customers will ever obtain such approval for their products. To the extent that our customers do not obtain the necessary regulatory approvals for marketing new products, our product sales could be adversely affected.

Health Canada, the FDA and other governmental regulators have increased requirements for drug purity and have increased environmental burdens upon the pharmaceutical industry. Because pharmaceutical drug manufacturing is a highly regulated industry, requiring significant documentation and validation of manufacturing processes and quality control assurance prior to approval of the facility to manufacture a specific drug, there can be considerable transition time between the initiation of a contract to manufacture a product and the actual initiation of manufacture of that product. Any lag time in the initiation of a contract to manufacture product and the actual initiation of manufacture could cause us to lose profits or incur liabilities.

The pharmaceutical regulatory regime in Europe and other countries is, by and large, generally similar to that of Canada and the United States.  We could face similar risks in these other jurisdictions, as the risks described above.

Our products are subject to labeling and advertising restrictions

The FDA, which regulates product labeling, has issued a letter allowing us to use the heart-health claim for our phytosterol products, but has not made a final ruling with respect to same.  We cannot assure you that the FDA will make a final ruling allowing us to use the heart-health claim or that the FDA will not revoke the permission granted to us to make the claim.  Regulatory agencies in Europe and other countries may regulate claims made regarding functional foods and their efficacy. Similarly, the United States Federal Trade Commission and its counterparts in other countries may place restrictions on our ability to make claims regarding the efficacy of our products in advertising. Restrictions on product claims may impede our efforts to gain general market acceptance for our products at a premium price. Currently, the pricing of functional foods generally exceeds the pricing of similar conventional foods, and clinical claims are necessary to maintain the competitive position of functional foods.

We may be subject to product liability claims or negative publicity if our products are defective

The sale of our phytosterol products, the use of any of our unapproved products under development, the use of our products in clinical trials, including FM-VP4 and, if regulatory approval is received, the sale of such products, may expose us to liability claims if any of these products are defective.  Such claims might be made directly by consumers, healthcare providers or by pharmaceutical companies or others selling or consuming such products.  Our general liability and office contents insurance may not cover any potential claim or if coverage is available, may not provide sufficient coverage to protect us against loss.  We may not be able to maintain or obtain commercially reasonable product liability insurance for future products, and any claims under any insurance policies may adversely affect our ability to maintain existing policies or to obtain new insurance on existing or future products. Further, even if sufficient insurance coverage is available to cover any potential claim, publicity associated with any such claim could adversely affect public opinion regarding the safety or efficacy of our products. As a result, any product liability claim or recall could seriously adversely affect our business and reputation.

We face risks relating to supply of raw materials used in our products

We rely on the availability of raw materials, such as pitch from the forest industry, at commercially reasonably prices for the production and development of our sterol-based products and technology.  We may not be able to obtain adequate supplies of raw materials, plant sterols or other ingredients in a timely fashion or at acceptable quality, quantity, timing or prices to satisfy our complete long-term requirements.  Our inability to obtain raw materials or plant sterols at acceptable qualities, quantities, timing or prices would adversely affect our business.  In addition, we rely on the ability to resell our remaining pitch after extraction of phytosterols at commercially reasonable prices.

We face risks related to manufacturing of products

We rely substantially for our success on our ability to either manufacture or secure third party manufacture of our products. In the case of phytosterols, we rely for commercial manufacturing on Phyto-Source, a joint venture in which we have a 50% interest.  The Phyto-Source manufacturing facility is operated by Chusei, our joint venture partner.

We may not be able to successfully identify, acquire or develop any additional manufacturing facilities and the costs of any facility that is identified, acquired or developed may greatly exceed our expectations.  Further, we have only limited manufacturing experience.

As a result of our limited manufacturing capacity and experience, we have relied and will continue to rely heavily on contract manufacturers for the production of product required for our clinical studies, product formulation work, up-scaling experiments, and commercial production.  We may not be able to obtain contract manufacturers to produce a sufficient quantity or quality of our products to conduct our clinical studies, product formulation work, up-scaling experiments and commercial production.

Even if we are successful in securing manufacture of sufficient products for our clinical trials, product formulation work, up-scaling experiments and commercial production, we expect to rely on the efforts of contract manufacturers, including Phyto-Source and third-party manufacturers, to produce our products.  Contract manufacturers may not be available or, if obtained, may not be reliable in meeting our requirements for cost, quality, quantity or schedule, or the requirements of any regulatory agencies. Further, we may not be successful in developing our own manufacturing facilities capable of producing sufficient commercial quantities or qualities of our products. As a result, we and our commercial partners may not be able to manufacture products in commercial quantities or qualities that would enable us to meet our business objectives.  Any such failure would adversely affect our business.

Factors beyond our control could cause interruption in operations at the Phyto-Source manufacturing facilities, which could adversely affect our reputation in the marketplace and our business.  These facilities could suffer an interruption caused by damage from a variety of sources, many of which are not within our control, or the control of our joint venture partner or its contract manufacturers, including, fire, flood and other natural disasters, power loss and telecommunication failure, software and hardware errors, failures or crashes and similar disruptions. Any significant interruptions in operations could damage our reputation in the marketplace and have a negative impact on our business.

Our functional foods and dietary supplements products may cause side effects if used improperly

Currently, there are no regulations in the United States, or in many other countries in which we currently intend to market the Company’s phytosterol products, used as functional foods and dietary supplements, which limit the total amount of such products a person may consume in any particular period.  In addition, the amounts of phytosterols which have been studied in clinical trials to date has been limited.  As a consequence, there is a risk that an individual could consume, through functional foods and dietary supplements, large quantities of phytosterols, and as a result, experience side effects yet to be determined.  We could face future liability for unknown side effects and any such liability could exceed our resources.

We face political and economic risks

We rely in part on third parties located in various countries for the development, manufacture, distribution and marketing of our products.  The current political and economic climate in some of these countries may be considered less predictable than in Canada and the United States.  Changes in government, economic and political policies may adversely affect our business and operating results.

We are subject to the risks associated with the use of hazardous materials in research and development conducted by us

Research, development and commercial processes involve use of materials which may result in by-products that may be hazardous.  We are subject to laws and regulations governing the use, manufacture, storage, handling and disposal of such materials and certain waste products.  There is a risk of accidental contamination or injury from these materials which cannot be eliminated.  We could be liable for any resulting damage or cost to remediate environmental violations. We may also be required to obtain permits to transport and dispose of hazardous waste under applicable environmental laws.  We may not be able to obtain such permits, which would adversely affect our ability to efficiently manufacture or transport our products.  Any failure by Phyto-Source to comply with the present or future environmental laws in Canada and the United States, or elsewhere, could result in any of the following:

  cessation of portions or all of the operations of the Company or Phyto-Source;

  imposition of fines;

  restrictions on the ability to carry on or expand operations; or

  significant expenditures in order to comply with environmental laws and regulations.

Risks Associated with Our Stock

The price of our stock is subject to volatility

The market prices for the securities of pharmaceutical and biotechnology companies, including ours, have historically been highly volatile, and the market has, from time to time, experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies.  During the year ended December 31, 2002, the closing price for our stock on the Nasdaq National/SmallCap Market has ranged from US$0.31 (low) to US$1.70 (high).  During the year ended December 31, 2003, the closing price for our stock on the Nasdaq National Market has ranged from US$0.34 (low) to US$3.33 (high).  Our common shares were delisted from the Nasdaq National Market and traded on the Nasdaq SmallCap Market from July 26, 2002 through August 20, 2003 for failure to meet Nasdaq National Market’s US$1.00 minimum bid price requirement.  Our common shares regained eligibility and were transferred back to the Nasdaq National Market on August 21, 2003, however, our common share price has been, and is likely to continue to be, volatile.

Factors such as fluctuations in our operating results, announcements of competing technological innovations or new therapeutic products by our competitors, clinical trial results, governmental regulation, developments in patent or other proprietary rights, public concern as to the safety of drugs developed by us or others and general market conditions, delay in achieving or failure to achieve previously announced milestones or goals, can have an adverse effect on the market price of our shares. In particular, the realization of any of the risks described herein could have a material adverse impact on such market price.  Sales of substantial amounts of our shares in the public market, or the perception that such sales will occur, could also adversely affect the market price of our shares and make it more difficult in the future for us to raise funds through equity offerings.  As a result of the volatility of our stock price, we cannot assure you that we will continue to meet the minimum listing requirements on the Nasdaq National Market, The Toronto Stock Exchange, or any other securities market on which our shares may be listed from time to time.  De-listing of our shares from any securities exchange could have a negative effect on liquidity and/or the ability of a shareholder to trade in our shares.

We do not intend to pay dividends

We have not paid any cash dividends on our common shares and do not anticipate paying any dividends in the foreseeable future. We plan to retain any earnings for use in the operation of our business and to fund future growth.

We adopted a shareholder rights plan that has anti-takeover provisions

On February 9, 1998, our board of directors adopted a shareholder rights plan, which was amended and restated by the Company’s board of directors on April 28, 2003 and adopted by our shareholders at our Annual General Meeting on May 29, 2003.  The Rights Plan was adopted in part to discourage takeover attempts that may not be in the best interests of our shareholders. The Rights Plan is designed to give our board of directors time to pursue other alternatives to maximize shareholder value in the event of an unsolicited takeover offer. The effect of the Rights Plan could be to discourage a third party from attempting to acquire, or make it more difficult to acquire, control of Forbes without first negotiating with our board of directors. The Rights Plan could also limit the price that certain investors might be willing to pay in the future for our common shares.

Our results of operations may be affected by foreign currency and exchange rates

Our functional currency is the Canadian dollar.  We operate and intend to continue operating in several foreign markets.  As such, cash flows from such foreign operations will be subject to fluctuations in the foreign exchange rate of the applicable currency.

FORWARD-LOOKING STATEMENTS

Some of the statements under “Prospectus Summary,” “Risk Factors,” and elsewhere in this prospectus constitute forward-looking statements.  These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements expressed or implied by our forward-looking statements to differ materially from those anticipated in these forward-looking statements.  Other written or oral forward-looking statements have been made and may in the future be made, from time to time, by us or on our behalf.  Forward-looking statements are statements that are not historical facts, and include but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; the impact of regulatory initiatives on our operations; our share of new and existing markets; general industry and macroeconomic growth rates and the Company’s performance relative to them and statements regarding future performance.  Forward-looking statements generally, but not always, are identified by the words “expects,” “anticipates,” “believes,” “plans”, “intends,” “estimates,” “projects”, “potential”, “possible” and similar expressions, or that events or conditions “will,” “may,” “could” or “should” occur.

The forward-looking statements in this prospectus are subject to various risks and uncertainties, most of which are difficult to predict and generally beyond our control, including without limitation:

  uncertainty as to our ability to achieve the goals and satisfy assumptions of management;

  our potential need to develop additional formulations for the incorporation of our phytosterols into various types of dietary supplements or food products in order to meet new customer requirements;

  our need for additional financing which may not be available on acceptable terms or at all;

  the need to control costs and the possibility of unanticipated expenses;

  uncertainty that the Phyto-Source LP manufacturing facility will continue to function at current levels or at all;

  uncertainty whether the Phyto-Source LP manufacturing facility will be expanded as currently contemplated or at all;

  uncertainty as to whether we will be able to complete any licensing, partnering or major long term sterol contracts involving the Phyto-Source plant;

  the need for regulatory approvals to market our products in various countries, either with specific label claims or at all;

uncertainty as to the successful conclusion of sales discussions currently under way, and of those anticipated, with third party purchasers;

  uncertainty as to whether customers will order the products which they have forecasted they will need in future periods, or if ordered, whether Phyto-Source will be able to supply the products as ordered;

   uncertainty related to the performance of contract obligations by buyers of products;

  uncertainty as to the market acceptance of our products and our ability to generate projected sales volumes and product prices;

  the need for continued cooperation and performance by our joint venture partner Chusei;

  uncertainties as to the volume and timing of sales of our products;

  uncertainty as to the outcome or timing of clinical trials for FM-VP4;

  the possibility that we will pursue additional development projects or other business opportunities;

  the risk of exchange rate fluctuations, particularly with respect to the Canadian and U.S. dollars;

  uncertainty as to whether required regulatory approvals will be obtained; and

  other risks and uncertainties as described under the heading “Risk Factors” beginning on page 10 of this Prospectus.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.  Moreover, neither we nor anyone else assumes responsibility for the accuracy and completeness of such statements.  We are under no duty to update any of the forward-looking statements after the date of this prospectus.

USE OF PROCEEDS

The common shares offered under this prospectus are being offered by the selling security holders.  We therefore will receive no proceeds from resales of the common shares.

We will, however, incur all costs related to this offering.

MARKET PRICE OF COMMON SHARES

Our common shares are traded on the Nasdaq National Market under the symbol “FMTI” and on the TSX under the symbol “FMI.”

The following are the high & low closing prices of our common shares on the Nasdaq National Market and TSX for the following periods:

	Nasdaq National Market (1)		Toronto Stock Exchange
Fiscal Years Ended	High (United States dollars)	Low (United States dollars)	High (Canadian dollars)	Low (Canadian dollars)
December 31, 2003	3.33	0.34	3.98	0.55
December 31, 2002	1.70	0.31	2.75	0.50
Five-month period ended December 31, 2001	2.49	1.13	3.58	1.80
July 31, 2001	1.47	5.625	8.05	2.30
July 31, 2000	10.81	5.09	23.60	7.50
July 31, 1999	n/a	n/a	23.00	5.60
July 31, 1998	n/a	n/a	8.80	1.62
Fiscal Quarter Ended
December 31, 2003	3.00	1.75	3.36	2.29
September 30, 2003	3.33	1.34	3.90	1.75
June 30, 2003	1.45	0.51	1.85	0.71
March 31, 2003	0.67	0.34	0.98	0.55
December 31, 2002	0.46	0.31	0.74	0.50
September 30, 2002	0.70	0.34	0.95	0.51
June 30, 2002	0.71	0.34	1.04	0.53
March 31, 2002	1.70	0.60	2.75	0.90
2003
December	2.75	1.75	3.50	2.29
November	2.39	2.03	3.16	2.61
October	3.00	2.50	3.98	3.27
September	3.33	1.69	3.90	2.35
August	2.00	1.64	2.58	2.18
July	2.25	1.34	2.51	1.75
June	0.90	0.54	1.85	0.75
May	0.59	0.54	0.80	0.72
April	0.56	0.48	0.85	0.71
March	0.67	0.51	0.98	0.75
February	0.60	0.42	0.89	0.65
January	0.55	0.34	0.83	0.55

(1)  Our common shares commenced trading on the Nasdaq National Market on March 14, 2000.   Our shares were delisted from the Nasdaq National Market and traded on the Nasdaq SmallCap Market from July 26, 2002 through August 20, 2003.  Our shares regained eligibility to transfer back to the Nasdaq National Market on August 21, 2003.  Information in this table reflects trading prices for our shares on the Nasdaq National Market and the Nasdaq SmallCap Market.

The closing price for our common shares on February 4, 2004 was US$5.05 on the Nasdaq National Market and $6.74 on the TSX.

PLAN OF DISTRIBUTION

Sales of the shares may be made from time to time by the selling security holders, or, subject to applicable law, by pledgees, assignees, donees, distributees, transferees or other successors in interest.  Such sales may be made on a national securities exchange (any of which may involve crosses and block transactions) or other markets on which our common stock may be listed, admitted to unlisted trading privileges, or included for quotation at the time of sale, including the Nasdaq National Market, in privately negotiated transactions or otherwise or in a combination of such transactions at prices and at terms then prevailing or at prices related to the then current market price, or at privately negotiated prices or at fixed prices that may be changed.  In addition, any shares covered by this prospectus which qualify for sale pursuant to Section 4(1) of the Securities Act or Rule 144 promulgated thereunder may be sold under such provisions rather than pursuant to this prospectus.  Without limiting the generality of the foregoing, the shares may be sold in one or more of the following types of transactions:

one or more block trades in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this prospectus;

an exchange distribution in accordance with the rules of such exchange;

ordinary brokerage transactions and transactions in which the broker solicits purchasers;

face-to-face transactions between seller and purchasers without a broker-dealer;

public or privately negotiated transactions;

any combination of methods of sale; and

any other method permitted under applicable law.

In connection with distributions of the shares or otherwise, the selling security holders may enter into hedging transactions with broker-dealers.  In connection with such transactions, broker-dealers may engage in short sales of the shares registered hereunder in the course of hedging the positions they assume with selling security holders.  The selling shareholder may also sell shares short and deliver the shares to close out such short positions.  The selling security holders may also enter into option, swaps, derivatives or other transactions with broker-dealers which require the delivery to the broker-dealer of the shares registered hereunder, which the broker-dealer may resell pursuant to this prospectus.  The selling security holders may also pledge or grant a security interest in the shares registered hereunder to a broker or dealer and upon a default, the broker or dealer may effect sales of the pledged shares pursuant to this prospectus.

From time to time the selling security holders may be engaged in short sales, short sales against the box, puts and calls and other hedging transactions in our securities, and may sell and deliver the shares in connection with such transactions or in settlement of securities loans.  These transactions may be entered into with broker-dealers or other financial institutions who may in turn resell the shares delivered to them.  In addition, from time to time, a selling shareholder may pledge its shares pursuant to the margin provisions of its customer agreements with its broker-dealer.  Upon delivery of the shares or a default by a selling shareholder, the broker-dealer or financial institution may resell the shares from time to time.

Brokers, dealers or agents may receive compensation in the form of commissions, discounts or concessions from selling security holders in amounts to be negotiated in connection with the sale.  In effecting sales, brokers or dealers engaged by the selling security holders may arrange for other brokers or dealers to participate in the resales.  The selling security holders, such brokers or dealers and any other participating brokers or dealers may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales and any such commission, discount, concession or any profit realized in the resale of the shares may be deemed to be underwriting discounts or commissions under the Securities Act.

Information as to whether underwriters who may be selected by the selling security holders, or any other broker-dealer, is acting as principal or agent for the selling security holders, the compensation to be received by underwriters who may be selected by the selling security holders, or any broker-dealer, acting as principal or agent for the selling security holders and the compensation to be received by other broker-dealers, if the compensation of such other broker-dealers is in excess of usual and customary commissions, will, to the extent required, be set forth in a supplement to this prospectus.  Any dealer or broker participating in any distribution of the shares may be required to deliver a copy of this prospectus, including the prospectus supplement, if any, to any person who purchases any of the shares from or through such dealer or broker.

We have advised the selling security holders that during such time as they may be engaged in a distribution of the shares included in this prospectus they are required to comply with the anti-manipulation rules of Regulation M promulgated under the Securities Exchange Act of 1934, as amended (Exchange Act).  With certain exceptions, Regulation M precludes any selling security holders, any affiliated purchasers and any broker-dealer or other person who participates in such distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete.  Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security.  All of the foregoing may affect the marketability of the common stock.

It is possible that a significant number of shares could be sold at the same time under this prospectus.   Such sales, or the possibility of such sales, may have a depressive effect on the market price of our common stock.  To our knowledge, none of the selling security holders have entered into any agreements regarding the sales of the shares being registered.

We are required to pay all fees and expenses incident to the registration of the shares, including fees and disbursements of counsel to the selling security holders.  Additionally, we have agreed to indemnify the selling security holders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act of 1933.

We have agreed to maintain the effectiveness of the registration statement, in which this prospectus forms a part, until the earlier of the date (i) all of the securities have been sold pursuant to such registration statement, (ii) we have delivered an opinion of counsel to each security holder to the effect that the securities may be sold under the provisions of Rule 144 of the Securities Act without volume limitations, (iii) all securities have been transferred to persons who may trade the securities without restriction under the Securities Act and we have delivered a new certificate or other evidence of ownership for such securities not bearing any restrictive legend, (iv) all securities may be sold without any time, volume or manner limitations pursuant to Rule 144(k) or any similar provision then in effect under the Securities Act in the opinion of our counsel, or (v) two years from the effective date of this registration statement.

The table below lists the fees and expenses we will pay in connection with the offering described in this prospectus.  All the expenses are estimates, except the Securities and Exchange Commission registration fee.

Amount
Securities and Exchange Commission registration fee	US$ 4,555.39
Legal fees and expenses	50,000.00
Accounting fees and expenses	25,000.00
Printing and engraving expenses	0
Transfer agent and registrar fees	500.00
Miscellaneous expenses	10,000.00
Total	US$ 90,055.39

DIVIDEND POLICY

We currently intend to retain any future earnings to fund the development and growth of our business.  Therefore, we do not currently anticipate paying any cash dividends in the foreseeable future.

SELLING SECURITY HOLDERS

This prospectus is related to the resale by the selling security holders of:

-

3,001,294 common shares;

-

5,375,000 common shares issuable upon conversion of Series A Convertible Preferred Shares;

-

up to 1,455,322 common shares that were or may be issued upon exercise of warrants on or before September 4, 2006; and

-

up to 1,758,750 common shares that were or may be issued upon exercise of warrants on or before January 6, 2007.

The following are the shareholders for whose accounts the shares are being offered, the number of shares beneficially owned by each selling security holder prior to this offering, the number of shares to be offered for each selling security holder's account, and the number of shares to be owned by each selling security holder following completion of the offering as of the date of this prospectus.  The information included below is based upon information provided by the selling security holders.  Unless otherwise indicated below, to our knowledge all persons listed below have sole voting and investment power with respect to the common shares, except to the extent authority is shared by spouses under applicable law.  Because the selling security holders may offer all, some or none of their shares including shares issuable upon exercise of the warrants or on conversion of the Series A Convertible Shares, no estimate as to the number of shares that will be held by the selling security holders after such offering can be provided.

Information about the selling security holders may change over time.  Any changed information given to use by the selling security holders will be set forth in prospectus supplements or amendments to this prospectus, if an when required.  Except as described herein, none of the selling security holders has had a material relationship with us or any of our affiliates in the past three years.

Name and Address of Selling Shareholder	Before Offering				Total Number of Shares Being Offered(2)	Common Shares Owned After the Offering (4)	Percentage of Common Shares After the Offering (1)(2)(4)
	Common Shares	Common Shares Underlying Warrants	Total Common Shares Beneficially Owned(3)	Percentage of Shares Owned(1)(2)
Biotechnology Development Fund IV, L.P. 575 High Street Suite 201 Palo Alto, CA 94301	2,096,802(5)	763,721	2,860,523	9.8%	2,860,523	0	*
Biomedical Value Fund I, L.P. (9) 50 Fox Run Lane Greenwich, CT 06831	505,050	176,768	681,818	2.4%	681,818	0	*
Palo Alto Crossover Fund, L.P.(7) 470 University Avenue Palo Alto, CA 94301	405,000	141,750	546,750	2.0%	546,750	0	*
Palo Alto Healthcare Fund, L.P.(7) 470 University Avenue Palo Alto, CA 94301	101,000	35,350	136,350	*	136,350	0	*
Bear Stearns Securities Corp, Custodian, J Steven Emerson IRA II(8) 1999 Ave of the Stars #2530 Los Angeles, California, 90067	300,000	140,000	440,000	1.6%	440,000	0	*
Bear Stearns Securities Corp. Custodian Emerson Partners Ltd.(8) 1999 Avenue of the Stars #2530 Los Angeles, CA, USA 90067	79,090	38,182	117,272	*	117,272	0	*
Smithfield Fiduciary LLC c/o Highbridge Capital Management, LLC 9 West 57th Street, 27th Floor New York, New York 10019	0	23,569	23,569	*	23,569	0	*
Meteoric, L.P. 23805 Stuart Ranch Rd. Ste. 105 Malibu, CA 90265	48,000	23,800	71,800	*	71,800	0	*

Rosebury, LP 23805 Stuart Ranch Rd. Ste 105 Malibu, CA 90265	48,000	23,800	71,800	*	71,800	0	*
Alan Kestenbaum 18 Clover Drive Great Neck, NY 11021	84,176	29,462	113,638	*	113,638	0	*
Reuben Seltzer 21 Glenwood Drive Great Neck, NY 11021	42,088	14,731	56,819	*	56,819	0	*
David Seltzer 10 Sterling Place Lawrence, NY 11559	42,088	14,731	56,819	*	56,819	0	*
RAM Trading, Ltd. c/o Ritchie Capital Management 2100 Enterprise Avenue Geneva, IL 60134	1,750,000(6)	525,000	2,275,000	7.6%	2,275,000	0	*
Biomedical Value Fund, L.P. (9) 2 Pickwick Plaza Suite 450 Greenwich, CT 06830	1,450,000(6)	435,000	1,885,000	6.4%	1,885,000	0	*
Theory Capital LLC 600 New Hampshire Avenue, N.W. 8th Floor Washington, D.C. 20037	1,000,000(6)	300,000	1,300,000	4.5%	1,300,000	0	*
Biomedical Offshore Value Fund, Ltd. (9) 2 Pickwick Plaza Suite 450 Greenwich, CT 06830	250,000(6)	75,000	325,000	1.2%	325,000	0	*
LCI Capital, LLC 2001 K Street, NW Suite 206 Washington, DC 20006	125,000(6)	37,500	162,500	*	162,500	0	*
David P. Gerber (9) 670 Cheyenne Drive Franklin Lakes, NJ 07417	50,000(6)	15,000	65,000	*	65,000	0	*

Nathan A. Low(10) c/o Sunrise Securities Corp. 641 Lexington Avenue 25th Floor New York, NY 10022	0	144,331	144,331	*	144,331	0	*
Sunrise Foundation Trust(10) c/o Sunrise Securities Corp. 641 Lexington Avenue 25th Floor New York, NY 10022	0	36,082	36,082	*	36,082	0	*
Amnon Mandelbaum(9) c/o Sunrise Securities Corp. 641 Lexington Avenue 25th Floor New York, NY 10022	0	177,891	177,891	*	177,891	0	*
Derek Caldwell(10) c/o Sunrise Securities Corp. 641 Lexington Avenue 25th Floor New York, NY 10022	0	22,384	22,384	*	22,384	0	*
David I. Goodfriend(10) c/o Sunrise Securities Corp. 641 Lexington Avenue 25th Floor New York, NY 10022	0	19,020	19,020	*	19,020	0	*
Marcia A. Kucher(10) c/o Sunrise Securities Corp. 641 Lexington Avenue 25th Floor New York, NY 10022	0	1,000	1,000	*	1,000	0	*
TOTAL:	8,376,294		11,590,366		11,590,366	0	*

*Less than 1%

(1)

As of February 4, 2004, we had 27,678,926 issued and outstanding common shares.

(2)

All common shares issuable upon exercise of the currently outstanding warrants held by the selling security holders are deemed outstanding for the purpose of calculating the percentage ownership of the person, but are not deemed outstanding for the purpose of calculating the percentage ownership of any other person.

(3)

Includes (i) common shares held by the selling shareholder and (ii) common shares issuable upon exercise of warrants.

(4)

Assumes that the selling securities holder will sell all of the shares offered.

(5)

Includes 750,000 Series A Convertible Preferred Shares, which are convertible without additional consideration into 750,000 common shares.

(6)

Consists of Series A Preferred Shares, which are convertible without additional consideration into common shares on a one share for one share basis.

(7)

Palo Alto Crossover Fund, L.P. and Palo Alto Healthcare Fund, L.P. are affiliated funds.

(8)

J. Steven Emerson IRA II and Emerson Partners Ltd. are affiliates of Steven Emerson.

(9)

Biomedical Value Fund I, L.P. (formerly known as JRJay Public Investments, LLC), Biomedical Value Fund, L.P. and Biomedical Offshore Value Fund, Ltd. are affiliated funds.  David Gerber is Chief Financial Officer of Biomedical Value Fund, L.P. and Biomedical Offshore Value Fund, Ltd. and a member and in Great Point Partners LLC, the investment manager of Biomedical Value Fund I, L.P., Biomedical Value Fund, L.P. and Biomedical Offshore Value Fund, Ltd.  Dr. Jeffrey R. Jay, M.D. has voting and investment power with respect to securities held by Biomedical Value Fund, L.P., Biomedical Value Fund I, L.P. and Biomedical Offshore Value Fund, Ltd.

(10)

An affiliate of Sunrise Securities Corp.

Transactions with Selling Security Holders

September 2003 Private Placement

On September 4, 2003, we completed a private placement of 1,619,317 Units at US$2.97 per Unit.  Each Unit consisted of two common shares and seven-tenths of one (0.70) common share purchase warrant and in the case of the lead investor, Biotechnology Development Fund IV, L.P., eight-tenths of one (0.80) common share purchase warrant.  Each whole warrant entitles the holder thereof to purchase one common share at the price of US$1.85 per share until September 4, 2006.  The warrants contain standard cashless exercise provisions. They also contain standard anti-dilution provisions in certain circumstances, including in the event of stock dividends, splits or recaptializations of our common shares. We issued a total of 3,238,634 common shares and warrants exercisable to acquire 1,200,864 common shares to investors in our private placement of units.

The following selling security holders participated in the September 4, 2003 private placement:

Name and Address of Selling Security Holder	Units Purchased	Securities Underlying Units
		Common Shares	Warrants
Biotechnology Development Fund IV, L.P.	673,401	1,346,802	538,721
Biomedical Value Fund I, L.P. (1)	252,525	505,050	176,768
Palo Alto Crossover Fund, L.P.	202,500	405,000	141,750
Palo Alto Healthcare Fund, L.P.	50,500	101,000	35,350
Bear Stearns Securities Corp, Custodian, J Steven Emerson IRA II	200,000	400,000	140,000
Bear Stearns Securities Corp. Custodian Emerson Partners Ltd.	54,545	109,090	38,182
Smithfield Fiduciary LLC	33,670	67,340	23,569
Meteoric, L.P.	34,000	68,000	23,800
Rosebury, LP	34,000	68,000	23,800
Alan Kestenbaum	42,088	84,176	29,462
Reuben Seltzer	21,044	42,088	14,731
David Seltzer	21,044	42,088	14,731

(1) Formerly, JRJay Public Investments, LLC

In connection with the private placement, we also issued affiliates of Sunrise Securities Corporation warrants exercisable to acquire 254,458 common shares as an advisory fee to the following persons:  Nathan A. Low  (88,756 warrants), Sunrise Foundation Trust (22,188 warrants), Amnon Mandelbaum (108,423 warrants), Derek Caldwell (22,384 warrants), David I. Goodfriend (11,707 warrants) and Marcia A. Kucher (1,000 warrants).  In addition to the warrants issued as an advisory fee in connection with the private placement, we paid Sunrise Securities Corporation an advisory fee of US$264,637 in cash.

In accordance with registration rights granted to these selling security holders, we have filed with the SEC, under the Securities Act, a registration statement on Form F-3 (SEC file No. 333-110910), of which this prospectus forms a part, with respect to the resale of the shares from time to time on the Nasdaq National Market, in privately negotiated transactions or otherwise, and have agreed to prepare and file such amendments and supplements to the registration statements as may be necessary to keep such registration statements effective until the shares are no longer required to be registered for sale by the selling security holders.

January 2004 Private Placement

On January 6, 2004, we completed a private placement of 5,375,000 Units at US$2.00 per Unit.  Each Unit consisted of one Series A Convertible Preferred Share and three-tenths of one (0.30) common share purchase warrant.  Each Series A Convertible Preferred Share is convertible into one common share without additional consideration.  Each whole warrant entitles the holder thereof to purchase one common share at the price of US$2.40 per share until

January 6, 2007.  The warrants contain standard cashless exercise provisions. The warrants and Series A Convertible Preferred Shares contain standard anti-dilution provisions in certain circumstances, including in the event of stock dividends, splits or recaptializations of our common shares. We issued a total of 5,375,000 Series A Convertible Preferred Shares and warrants exercisable to acquire 1,612,500 common shares to investors in our private placement of Units.

The following selling security holders participated in the January 6, 2004 private placement:

Name and Address of Selling Security Holder	Units Purchased	Securities Underlying Units
		Common Shares	Warrants
RAM Trading, Ltd.	1,750,000	1,750,000	525,000
Biomedical Value Fund, L.P.	1,450,000	1,450,000	435,000
Theory Capital LLC	1,000,000	1,000,000	300,000
Biotechnology Development Fund IV, L.P.	750,000	750,000	225,000
Biomedical Offshore Value Fund, Ltd.	250,000	250,000	75,000
LCI Capital, LLC	125,000	125,000	37,500
David P. Gerber	50,000	50,000	15,000

In connection with the January 6, 2004 private placement, we paid Great Point Partners LLC, the investment manager of Biomedical Value Fund, L.P. and Biomedical Offshore Value Fund, Ltd., an advisory fee of $277,500 in connection with the private placement.  We also, under the terms of an advisory agreement entered into in 2002 and a subsequent settlement agreement entered into in January, 2004 after completion of the private placement, paid Sunrise Securities Corporation an advisory fee of US$225,000 in cash and issued warrants exercisable to acquire 146,250 common shares to the following affiliates of Sunrise Securities Corporation:  Nathan A. Low  (55,575 warrants), Sunrise Foundation Trust (13,894 warrants), Amnon Mandelbaum (69,468 warrants), and David I. Goodfriend (7,313 warrants).

In accordance with registration rights granted to these selling security holders, we have filed with the SEC, under the Securities Act, a registration statement on Form F-3, of which this prospectus forms a part, with respect to the resale of the shares from time to time on the Nasdaq National Market, in privately negotiated transactions or otherwise, and have agreed to prepare and file such amendments and supplements to the registration statements as may be necessary to keep such registration statements effective until the shares are no longer required to be registered for sale by the selling security holders.

CAPITALIZATION

The table below describes our capitalization as of September 30, 2003, as calculated in accordance with Canadian GAAP.

	September 30, 2003 (1)	December 31, 2002
	(in thousands)
Long-term debt, net of current portion	$1,952	$831
Debt portion of convertible debentures	1,000	1,000
Shareholders’ equity: Common shares, unlimited authorized with no par value, 26,877,411 shares issued and outstanding	2,952 79,006	1,831 71,472
Special warrants	-	887
Contributed and other surplus	304	20
Deficit	(54,514)	(55,379)
Total shareholders’ equity	24,796	17,000
Total capitalization	$27,748	$18,831

(1)

Based on unaudited balance sheet as of September 30, 2003.

(2)

Does not give effect to our private placement of 1,619,317 Units at US$2.97 per Unit on September 4, 2003.  Each Unit consisted of two common shares and seven-tenths of one (0.70) common share purchase warrant and in the case of the lead investor, Biotechnology Development Fund IV, L.P., eight-tenths of one (0.80) common share purchase warrant.  Each whole warrant entitles the holder thereof to purchase one Share at the price of US$1.85 per share until September 4, 2006.  In connection with the private placement, we issued certain affiliates of Sunrise Securities Corp. warrants exercisable to acquire 254,458 common shares as a finder’s fee.

(3)

Does not give effect to our private placement of 5,375,000 Units at US$2.00 per Unit.  Each Unit consisted of one Series A Convertible Preferred Share and three-tenths of one (0.30) common share purchase warrant.  Each Series A Convertible Preferred Share is convertible into one common share without additional consideration.  Each whole warrant entitles the holder thereof to purchase one Share at the price of US$2.40 per share until January 6, 2007.  We issued a total of 5,375,000 Series A Convertible Preferred Shares and warrants exercisable to acquire 1,612,500 common shares to investors in our private placement of these units.  In connection with the private placement, we issued certain affiliates of Sunrise Securities Corp. warrants exercisable to acquire 146,250 common shares.

The foregoing table excludes common shares reserved for issuance upon the conversion of 5,375,000 Series A Convertible Preferred Shares and the exercise of options, warrants, debentures and other rights to purchase common shares.  As of February 4, 2004, we had issued:

  warrants exercisable to acquire 1,758,750  common shares at US$2.40 per share until January 6, 2007, issued in connection with our private placement of Units on January 6, 2004;

  warrants exercisable to acquire 1,455,322 common shares at US$1.85 per share until September 4, 2006, issued in connection with our private placement of 1,619,317 Units on September 4, 2003;

  warrants exercisable to acquire 21,312 common shares at $1.00 per share until March 10, 2004;

  options granted under our incentive option plans to acquire 3,319,975 common shares at an average exercise price of $2.44, expiring at various dates between November 1, 2003 and December 12, 2010;

  rights to University of British Columbia to be issued up to 25,000 common shares, after the first sales of products derived from certain technology licensed from UBC;

  a Shareholder Rights Plan, pursuant to which rights to purchase common shares may be issued to shareholders upon the occurrence of certain events all as more particularly described in our Annual Report on a Form 20-F dated June 27, 2003; and

  options to purchase a total of 1,000,000 common shares, subject to regulatory and shareholder approval.

As of December 31, 2003, we had a total of 3,579,625 common shares reserved and available for issuance under our incentive stock option plans.  This number will increase to 4,579,625 if regulatory and shareholder  approval to the 1,000,000 options granted to Dr. Eric Topol is obtained.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Exchange Act, and file reports and other information with the SEC. We have filed with the SEC a registration statement on Form F-3 to register the securities offered in this prospectus. This prospectus, which forms a part of the registration statement, does not contain all of the information included in the registration statement and its exhibits and schedules. References in this prospectus to any contract or other document are not necessarily complete and, if we filed the contract or document as an exhibit to the registration statement, you should refer to the exhibit for more information.

You may inspect a copy of the registration statement without charge at the public reference facilities maintained by the SEC at 450 Fifth Street, NW, Judiciary Plaza, Washington, D.C. 20549, and you may obtain copies of all or any part thereof from the SEC upon payment of certain fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. The SEC maintains a World Wide Web site that contains reports, proxy and information statements and other information filed electronically with the Securities and Exchange Commission. The address of the site is http://www.sec.gov.

We are currently exempt from the rules under the Exchange Act that prescribe the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. We are not required under the Exchange Act to publish financial statements as frequently or as promptly as are United States companies subject to the Exchange Act. We will, however, continue to furnish our shareholders with annual reports containing audited financial statements and will issue quarterly press releases containing unaudited results of operations as well as such other reports as may from time to time be authorized by our board of directors or as may be otherwise required.

LEGAL MATTERS

Cawkell Brodie, Business Lawyers will pass upon the legality of the common shares offered by this prospectus.

EXPERTS

The audited consolidated financial statements of Forbes Medi-Tech Inc. as at  December 31, 2002 and 2001, and the year ended December 31, 2002, the five-months ended December 31, 2001 and the years ended July 31, 2001 and 2000 incorporated by reference or included in this prospectus have been audited by KPMG LLP, independent auditors, as stated in their reports also incorporated by reference or included herein, and have been so incorporated by reference or included in reliance upon the report of KPMG LLP, and upon the authority of said firm as experts in accounting and auditing.  The report of KPMG LLP covering the December 31, 2002 consolidated financial statements contains comments by auditors for U.S. Readers on Canada – U.S.  reporting differences that states that the Company is affected by conditions and events which raise substantial doubt about its ability to continue as a going concern.  The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

IMPORTANT INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents.  The information incorporated by reference is considered to be part of this prospectus, and later information filed with the SEC will automatically update and supersede this information.  We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until our offering is completed.

-

our Annual Report on Form 20-F for the year ended December 31, 2002 filed on July 1, 2003, except Items 5A, 5B and 5C thereof; and

-

our current reports on Form 6-K filed on the following dates: July 2, 2003, July 15, 2003, July 18, 2003, August 13, 2003, August 19, 2003, September 8, 2003, September 17, 2003, December 4, 2003, December 15, 2003, December 16, 2003, December 17, 2003, December 24, 2003,  January 8, 2004, January 14, 2004, January 16, 2004 and February 3, 2004.

In addition, all subsequent annual reports on Form 20-F, and any subsequent filings filed by us pursuant to the Exchange Act and, to the extent, if at all, designated therein, certain reports on Form 6-K furnished by us, after the date of this prospectus and before the termination of the offering shall be deemed to be incorporated by reference in this prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed to be modified or superseded for the purposes of this prospectus to the extent that a statement contained in this prospectus or in any subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

You may request a copy of these filings (other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing), at no cost, by writing or telephoning us at the following address:

Attn:

Corporate Communications
Forbes Medi-Tech Inc.
200 – 750 West Pender Street
Vancouver, British Columbia
Canada V6C 2T8

You should rely on the information incorporated by reference or provided in this prospectus.  We have authorized no one to provide you with different information.  We are not making an offer of these securities in any state where the offer is not permitted.  You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document.

SEC’S POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Our by-laws provide that we will indemnify any of our directors, former directors, officers and former officers and other parties specified by the by-laws, against all costs reasonably incurred by them for any civil, criminal or administrative action or proceeding to which they are or may be made a party by reason of having been a director or officer. The indemnity covers amounts paid to settle actions or to satisfy judgments. However, we may only indemnify these persons if such person acted honestly and in good faith with a view to our best interests and, in the case of a criminal or administrative action or proceeding, if such person has reasonable grounds for believing that his or her conduct was lawful. The Canada Business Corporations Act provides that court approval is required for the payment of any indemnity in connection with an action brought by or on our behalf.  We maintain a policy of directors' and officers' liability insurance which insures our directors and officers against liability incurred by, arising from or against them for certain of their acts, errors or omissions.

To the extent that indemnification for liabilities arising under the Securities Act may be permitted for our directors, officers and controlling persons, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

SUPPLEMENTAL INFORMATION – ITEM 18 RECONCILIATION

Supplemental Information

(Expressed in thousands of Canadian dollars)

FORBES MEDI-TECH INC.

Year ended December 31, 2002
Five months ended December 31, 2001
Years ended July 31, 2001 and 2000
Nine months ended September 30, 2003 and 2002 (unaudited)

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
Forbes Medi-Tech Inc.

Under date of March 14, 2003, we reported on the consolidated balance sheets of Forbes Medi-Tech Inc. as at December 31, 2002 and 2001, and the consolidated statements of operations and deficit and cash flows for the year ended December 31, 2002, five months ended December 31, 2001 and for the years ended July 31, 2001 and 2000, which are included in the Annual Report of the Company dated June 27, 2003.  These consolidated financial statements and our report thereon are incorporated by reference in the Annual Report on Form 20-F for the year 2002.  In connection with our audits of the aforementioned consolidated financial statements, we also have audited the related supplemental information entitled “Item 18 - Reconciliation with United States Generally Accepted Accounting Principles.”  This supplemental information is the responsibility of the Company’s management.  Our responsibility is to express an opinion on this supplemental information based on our audits.

In our opinion, such supplemental information, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

KPMG LLP (signed)

Chartered Accountants

Vancouver, Canada

March 14, 2003

FORBES MEDI-TECH INC.

Item 18 Reconciliation with United States Generally Accepted Accounting Principles

(Expressed in thousands of Canadian dollars, except per share amounts)

Year ended December 31, 2002

Five months ended December 31, 2001

Years ended July 31, 2001 and 2000

Nine months ended September 30, 2003 and 2002 (unaudited)

_______________________________________________________________________________________

Forbes Medi-Tech Inc. (the “Company”) prepares its consolidated financial statements in accordance with generally accepted accounting principles in Canada (“Canadian GAAP") which differ in certain respects with accounting principles generally accepted in the United States and pursuant to the Securities and Exchange Commission’s Rules and Regulations (“United States GAAP").  Material issues that could give rise to differences to these consolidated financial statements are as follows:

(a)

Stock-based compensation:

Under Canadian GAAP, compensation expense is recognized for stock options issued to non-employees in accordance with the fair value based method as described in note 2(g) for grants made on or after January 1, 2002.  Under United States GAAP, the fair value of stock options grants to non-employees since 1995 is accounted for as compensation.  The fair value of the stock options granted to non-employees during the year ended December 31, 2002, the five-month period ended December 31, 2001, each of the two years ended July 31, 2001 and 2000, and the nine months ended September 30, 2003 and 2002 was estimated at the dates the options vest and were earned by the non-employees using the Black-Scholes option-pricing model and the following weighted average assumptions:

(b)

Joint ventures:

Under United States GAAP, the Company's interest in joint ventures would be accounted for using the equity method of accounting as opposed to proportionate consolidation.  However, reconciliation of this difference may be omitted in accordance with SEC rules and regulations.

The equity method of accounting requires the investment in the joint venture to be recorded at cost and adjusted to recognize the investor's share of the earnings or losses of the investee after the date of acquisition.

FORBES MEDI-TECH INC.

Item 18 Reconciliation with United States Generally Accepted Accounting Principles

(Expressed in thousands of Canadian dollars, except per share amounts)

Year ended December 31, 2002

Five months ended December 31, 2001

Years ended July 31, 2001 and 2000

Nine months ended September 30, 2003 and 2002 (unaudited)

_______________________________________________________________________________________

 (b)  Joint ventures (continued):

Condensed balance sheets and statements of operations reflecting the Company’s proportionate interests in joint venture operations are as follows:

FORBES MEDI-TECH INC.

Item 18 Reconciliation with United States Generally Accepted Accounting Principles

(Expressed in thousands of Canadian dollars, except per share amounts)

Year ended December 31, 2002

Five months ended December 31, 2001

Years ended July 31, 2001 and 2000

Nine months ended September 30, 2003 and 2002 (unaudited)

_______________________________________________________________________________________

 (c)

Impact of differences:

(i)

Consolidated statement of operations and deficit:

FORBES MEDI-TECH INC.

Item 18 Reconciliation with United States Generally Accepted Accounting Principles

(Expressed in thousands of Canadian dollars, except per share amounts)

Year ended December 31, 2002

Five months ended December 31, 2001

Years ended July 31, 2001 and 2000

Nine months ended September 30, 2003 and 2002 (unaudited)

_______________________________________________________________________________________

(c)

Impact of differences (continued):

(ii)

Consolidated balance sheet:

(d)

Pro forma stock compensation disclosures:

For United States GAAP purposes, the Company applies the disclosure provisions of Statement of Financial Accounting Standards No. 123 (“SFAS 123”), “Accounting for Stock-Based Compensation”, for stock options granted to employees.  As allowed by SFAS 123, the Company follows the intrinsic value principles of APB Opinion 25, “Accounting for Stock Issued to Employees” and related interpretations (APB 25), in measuring compensation expense for employee options.  The application of APB 25 results in no compensation expense being recognized for stock-based compensation plans for employees in the year ended December 31, 2002, the five-month period ended December 31, 2001, the years ended July 31, 2001 and 2000, and the nine month periods ended September 30, 2003 and 2002 because none of the options were granted with an exercise price below market price at the date of grant.

The fair value of each option grant to employees is estimated on the date of the grant using the Black-Scholes option-pricing model with the following assumptions:

The weighted average fair value of the options granted in the year ended December 31, 2002 was $0.61 (five months ended December 31, 2001 - $1.97; year ended July 31, 2001 - $2.12; 2000 - $6.12; nine months ended September 30, 2003 - $1.49; 2002 - $0.70).  For purposes of pro forma disclosures, the estimated fair value of

FORBES MEDI-TECH INC.

Item 18 Reconciliation with United States Generally Accepted Accounting Principles

(Expressed in thousands of Canadian dollars, except per share amounts)

Year ended December 31, 2002

Five months ended December 31, 2001

Years ended July 31, 2001 and 2000

Nine months ended September 30, 2003 and 2002 (unaudited)

_______________________________________________________________________________________

(d)   Pro forma stock compensation disclosures (continued):

the options is amortized to expense over the options’ vesting period on a straight-line basis.  Had recognized compensation expense for the Company's stock option plan been determined based on the fair value at the grant date for awards under those plans consistent with the provisions of SFAS 123 and the assumptions set out above, the Company’s net earnings (loss) and earnings (loss) per share under United States GAAP would have been as follows:

(e)

Other disclosures:

The following additional information would be presented if these consolidated financial statements were presented in accordance with United States GAAP:

(i)

Unaudited interim financial statements:

In the opinion of the Company's management, the September 30, 2003 and 2002 unaudited interim financial statements include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation.

(ii)

Impairment of long-lived assets:

For United States GAAP purposes, the Company evaluates whether an impairment of a long-lived asset has occurred by reference to whether the estimated future undiscounted cash flows, excluding interest, exceeds the carrying value of the asset.  If such asset is considered to be impaired, the impairment charge to be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value of

FORBES MEDI-TECH INC.

Item 18 Reconciliation with United States Generally Accepted Accounting Principles

(Expressed in thousands of Canadian dollars, except per share amounts)

Year ended December 31, 2002

Five months ended December 31, 2001

Years ended July 31, 2001 and 2000

Nine months ended September 30, 2003 and 2002 (unaudited)

_______________________________________________________________________________________

(e)   Other disclosures (continued):

(ii)  Impairment of long-lived assets (continued):

the asset.  Fair value is generally measured equal to the estimated future discounted net cash flows from the asset or assets.  This differs from the Canadian GAAP assessment and impairment calculation both of which compare the estimated future undiscounted cash flows to the carrying value.  However, no impairment in property, plant and equipment has been required under either Canadian or United States GAAP for any of the periods presented.

(iii)

Advertising expense:

Advertising expenses are recorded as an expense in the period they are incurred.

(iv)

Accounts receivable:

(v)

Intangible assets:

The following table summarizes the estimated future amortization expenses as of December 31, 2002:

FORBES MEDI-TECH INC.

Item 18 Reconciliation with United States Generally Accepted Accounting Principles

(Expressed in thousands of Canadian dollars, except per share amounts)

Year ended December 31, 2002

Five months ended December 31, 2001

Years ended July 31, 2001 and 2000

Nine months ended September 30, 2003 and 2002 (unaudited)

_______________________________________________________________________________________

(e)   Other disclosures (continued):

(vi)

Segment disclosures:

The Company has operated in a single business segment developing, selling and licensing neutraceutical products to customers in the United States.  Revenues consist almost entirely of sales of neutraceutical products and related license revenues.

Except for the investment in PhytoSource joint venture as of December 31, 2002 and 2001, and September 30, 2003, all of the Company’s long-lived assets are located in Canada.

During the year ended December 31, 2002, five months ended December 31. 2001, and nine months ended September 30, 2003 and 2002, substantially all of the Company’s revenue was generated from two customers.

(f)

Recent accounting pronouncements:

In August 2001, the Financial Accounting Standards Board (“FASB”) issued FAS No. 143, “Accounting for Asset Retirement Obligations” (“SFAS No. 143”), which requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred and a corresponding increase in the carrying amount of the relating long-lived asset.  SFAS No. 143 is effective for fiscal years beginning after June 15, 2002.

In July 2002, the FASB released SFAS 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS No. 146”), which addresses the financing accounting and reporting for costs associated with exit or disposal activities.  SFAS No. 146 relates to the recognition of a liability for a cost associated with an exit or disposal activity and requires that a liability be recognized for those costs only when the liability is incurred, that is, when it meets the definition of a liability under the FASB’s conceptual framework.  SFAS No. 146 also established fair value as the objective for initial measurement of liabilities related to exit or disposal activities.  As a result, SFAS No. 146 significantly reduces an entity’s ability to recognize a liability for future expenses related to a restructuring.  SFAS No. 146 is effective for exit and disposal activities initiated after December 31, 2002.

In December 2002, the FASB released SFAS No. 148, “Accounting for Stock-Based Compensation - Transition and Disclosure”.  This statement amends FASB Statement No. 123, “Accounting for Stock-Based Compensation”, to provide alternative methods of transition for voluntary change to the fair value based method of accounting for stock-based compensation.  In addition, this Statement amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results.  The Statement is effective for fiscal years ending after December 15, 2002, with certain changes effective in interim periods beginning after December 15, 2002.

In May 2003, the FASB issued SFAS No. 150, Accounting for certain Financial Instruments with Characteristics of both Liabilities and Equity (“SFAS No. 150”).  SFAS No. 150 requires that certain financial instruments issued in the form of shares that are mandatorily redeemable as well as certain other financial instruments be classified

FORBES MEDI-TECH INC.

Item 18 Reconciliation with United States Generally Accepted Accounting Principles

(Expressed in thousands of Canadian dollars, except per share amounts)

Year ended December 31, 2002

Five months ended December 31, 2001

Years ended July 31, 2001 and 2000

Nine months ended September 30, 2003 and 2002 (unaudited)

_______________________________________________________________________________________

(f)   Recent accounting pronouncements (continued):

as liabilities in the financial statements.  SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003.

The adoption of SFAS No. 143, SFAS No. 146 or SFAS No. 150 did not have a material affect on the Company’s financial results.

In addition, the FASB and Emerging Issues Task Force (“EITF”) have issued a variety of interpretations including the following interpretations with wide applicability:

•

Financial Interpretation No. 45 (“FIN 45”), “Guarantor’s Accounting and Discount Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” which addresses disclosure and initial recognition and measurement provisions related to guarantees.  The disclosure provisions became effective for periods ending after December 15, 2002.  The initial recognition and measurement provisions apply to guarantees issued after December 31, 2002.  In August 2003, PhytoSource obtained from the Southwest Bank of Texas (“Southwest Bank”) a US$3,000, three-year term loan at a fixed interest rate of 6%, and a US$1,500 revolving line of credit.  Repayment of the term loan and any funds drawn on the line of credit are the responsibility of PhytoSource, secured against its assets and guaranteed joint and severally by the Company and Chusei up to a principal amount of US$4,000, plus interest and costs.  The guarantee is for the entire term of the borrowing under the arrangements.  The maximum amount of undiscounted payments the Company would have to make in the event of default at September 30, 2003, is US$2,750.  The Company monitors the financial performance of PhytoSource on a regular basis.  The guarantee arrangement does not provide recourse or security that would enable the Company to recover any payments under the guarantee.  As of September 30, 2003, it is not probable that the Company will be required to make payments under the guarantee.  The Company assessed the initial fair value as at September 30, 2003 with respect to the Company’s guarantee of third party debt held by PhytoSource and determined that it was nominal.  As a result, no value has been reflected under United States GAAP.

•

Financial Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities”, which addresses the consolidation of variable interest entities (formerly referred to as “Special-Purpose Entities”).  The Interpretation is effect for interim or annual periods beginning after December 15, 2003.

•

In November 2002, the EITF reached a consensus on issue 00-21, “Revenue Arrangements with Multiple Deliverables” (“EITF 00-21”).  This consensus addresses issues related to separating and allocating value to the individual elements of a single customer arrangement involving obligations regarding multiple products, services, or rights which may be fulfilled at different points in time or over different periods of time.  EITF 00-21 guidance is applicable for arrangements entered into in fiscal periods beginning after June 15, 2003.

The Company does not believe that EITF 00-21 and FIN 46 will materially impact the Company’s financial statements.

11,590,366 Common Shares

Forbes Medi-Tech Inc.

__________________

PROSPECTUS

__________________

___________________, 2004

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 8.

Indemnification of Directors and Officers.

The Registrant's by-laws provide that the Registrant will indemnify any of its directors, former directors, officers and former officers and other parties specified by the by-laws, against all costs reasonably incurred by them for any civil, criminal or administrative action or proceeding to which they are or may be made a party by reason of having been a director or officer. The indemnity covers amounts paid to settle actions or to satisfy judgments. However, the Registrant may only indemnify these persons if such person acted honestly and in good faith with a view to the Registrant's best interests and, in the case of a criminal or administrative action or proceeding, if such person has reasonable grounds for believing that his or her conduct was lawful. The Canada Business Corporations Act provides that court approval is required for the payment of any indemnity in connection with an action brought by or on the Registrant's behalf. A policy of directors' and officers' liability insurance is maintained by the Registrant which insures directors and officers of the Registrant and its subsidiaries against liability incurred by, arising from or against them for certain of their acts, errors or omissions.

We believe that the indemnification provisions in our bylaws and our liability insurance will facilitate our ability to continue to attract and retain qualified individuals to serve as directors and officers. Reference is made to Item 10 for the undertakings of the Registrant with respect to indemnification for liabilities arising under the U.S. Securities Act of 1933, as amended.

Item 9.

Exhibits and Financial Statement Schedules.

(a)

Exhibits

Exhibit No.	Description
1.2(1)	Articles of Continuance dated April 4, 2001, and Schedules “A” and “B” thereto
1.3(1)	By-Laws of the Company dated January 29, 2001
1.4(1)	Certificate of Continuance dated April 11, 2001
1.5(1)	BC - Statement on Registration – Extra provincial Company filed August 11, 2001
1.6(1)	BC - Certificate of Registration dated August 21, 2001
1.7(1)	Quebec extra-pro registration for FMI dated November 19, 2001
2.1(1)	Shareholder Rights Plan dated February 9, 1998
2.2	Amended and Restated Shareholder Rights Plan Agreement made as of April 28, 2003
4.1(1)	2000 Stock Option Plan dated August 15, 2000
4.2*(1)	License Agreement with UBC (re: AD / ADD) dated July 4, 1995
4.3*(1)	Strategic Alliance and Exclusive Master License Agreement with Novartis Consumer Health SA dated April 16, 1999
4.4*(1)	Amendment No. 1 to the Strategic Alliance and Exclusive Master License Agreement with Novartis Consumer Health SA dated January 18, 2001
4.5*(1)	Consent and Acknowledgment of UBC dated August 31, 1999
4.6*(1)	License Amendment Agreement with UBC dated September 16, 1999
4.7*(1)	License Agreement with UBC (re: Phytosterols) dated July 4, 1995
4.8*(1)

Amended and Restated Formation and Contribution Agreement between Forbes Medi-Tech Inc., Forbes Medi-Tech (USA) Inc., Chusei (USA) Inc., and Phyto-Source LP made as of January 19, 2001 and dated July 17, 2001

4.9*(1)	Toll Manufacturing Agreement with Fermic, S.A. de C.V. effective September 15, 2000
4.10(1)	Professional Services Agreement with Dr. Egon Novak dated January 15, 2001
4.11(1)	Amending Agreement with Dr. Egon Novak dated August 1, 1999
4.12(1)	Management Agreement with Dr. Egon Novak dated September 1, 1998
4.13*(1)	Asset Purchase Agreement with BC Chemicals Ltd. and Canadian Forest Products Ltd. dated December 31, 2000
4.14(1)	Convertible Debenture in favour of Canadian Forest Products Ltd. dated December 31, 2000
4.15(1)	Amending Agreement with Tazdin Esmail dated May 1, 2001
4.16(1)	Amended and Restated Employment Agreement with Tazdin Esmail dated October 1, 2000
4.17(1)	Amending Agreement with Jack Miller dated March 15, 2001
4.18(1)	Amended and Restated Employment Agreement with Jack Miller dated October 1, 2000
4.19(1)	Amending Agreement with Charles Butt dated May 1, 2001
4.20(1)	Amending Agreement with Charles Butt dated March 15, 2001
4.21(1)	Amending Agreement with Charles Butt dated January 1, 2001
4.22(1)	Employment Agreement with Charles Butt dated July 1, 2000
4.23(1)	Employment Agreement with R. J. (Don) MacDonald dated February 15, 2001
4.24(1)	Employment Amending Agreement with P. Haydn Pritchard dated August 1, 2001
4.25(1)	Employment Agreement with P. Haydn Pritchard dated July 1, 2001
4.26(1)	Employment Agreement with Ian Bradley dated August 1, 2000
4.27*(1)	Assignment and Assumption Agreement between the Company and Novartis Consumer Health SA dated October 1, 2001
4.28(2)	Purchase and Sale Agreement between Forbes Research & Manufacturing Inc. and 3824527 Canada Inc. dated April, 2002
4.29(2)	Consulting Agreement with Vestco Enterprises Inc. dated March 29, 2002
4.30(2)	Amending Agreement with P. Haydn Pritchard dated February 1, 2002
4.31(2)	Amending Agreement with P. Haydn Pritchard dated April 15, 2002
4.32(3)*	Technology Transfer Agreement dated October 22, 2002
4.33(3)*	Technology Assignment Agreement and Amendment dated October 22, 2002
4.34(3)*	Restatement and Amendment No. 1 to the Assignment and Assumption Agreement dated June 21, 2002
4.35(3)	Amended and Restated Formation and Contribution Agreement dated December 18, 2002
4.36(3)	Amended and Restated Formation and Contribution Agreement dated January 18, 2002
4.37*(3)	Purchasing Agreement dated September 16, 2002 with Phyto-Source LP
4.38(4)	Credit Agreement dated August 1, 2003 between Phyto-Source LP and Southwest Bank of Texas, N.A.
5.1	Opinion of Cawkell Brodie, Business Lawyers
8.1(3)	List of Subsidiaries
21.1	Consent of KPMG LLP
21.2	Consent of Cawkell Brodie, Business Lawyers (included in Exhibit 5.1)
24	Power of Attorney (included as part of the signature pages)

(1)

Incorporated herein by reference from the Exhibits to the Company’s Report on Form 20-F for the year ended July 31, 2000.

(2)

Incorporated herein by reference from the Exhibits to the Company’s Report on Form 20-F for the five month period ended December 31, 2001.

(3)

Incorporated herein by reference from the Exhibits to the Company’s Report on Form 20-F for the year ended December 31, 2002.

(4)

Incorporated herein by reference from the Exhibits to the Company’s Registration Statement on Form F-3 (SEC File No. 333-110910) on December 4, 2003.

*

We received confidential treatment with respect to certain portions of this Agreement, which have been omitted, pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

Item 10.

Undertakings.

        (a)   The undersigned Registrant hereby undertakes:

        (1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

        (i)    To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

        (ii)   To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) (§ 230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

        (iii)  To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

        provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in this Registration Statement;

        (2)   That, for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        (4)   To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F (17 CFR 249.220f) at the start of any delayed offering or throughout a continuous offering.

(b)

The undersigned Registrant hereby further undertakes that, for the purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to existing provisions or arrangements whereby the Registrant may indemnify a director, officer or controlling person of the Registrant against liabilities arising under the Securities Act of 1933, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing of Form F-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Vancouver, Canada, on February 5, 2004.

FORBES MEDI-TECH INC.
(Registrant)

(signed) “Charles Butt”
CHARLES BUTT, CHIEF EXECUTIVE OFFICER
(signed) “Patricia Pracher”
PATRICIA PRACHER, CHIEF FINANCIAL OFFICER

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities indicated on February 5, 2004.

/s/Charles Butt Charles Butt	Chief Executive Officer (Principal Executive Officer) and Director
/s/ Patricia Pracher Patricia Pracher	Vice-President, Finance (Chief Financial Officer /Principal Accounting Officer)
/s/ Dr. Joe Dunne* Dr. Joe Dunne	Director/Authorized Representative in the United States
/s/ Donald Buxton* Donald Buxton	Director
/s/ Percy Skuy* Percy Skuy	Director
/s/ Dr. Lily Yang* Dr. Lily Yang	Director
/s/ Nitin Kaushal* Nitin Kaushal	Director

*  Executed pursuant to Power of Attorney

POWERS OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Charles Butt and Nancy Glaister, and each of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this registration statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intends and purposes as he might or could do in person, hereby ratifying and confirming all said attorneys-in-fact and agents or each of them or their substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

Signature	Title	Date
“Patricia Pracher”	Vice-President, Finance (Chief Financial Officer / Principal Accounting Officer)	February 4, 2004
“Donald Buxton”	Director	February 4, 2004
“Joe Dunne”	Director	February 5, 2004
“Nitin Kaushal”	Director	February 4, 2004
“Percy Skuy”	Director	February 4, 2004
“Lily Yang”	Director	February 4, 2004